

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the six-month periods ended
June 30, 2008 and 2007
(*CONSOLIDATED*)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of financial statements originally issued in Spanish – See Note 2b)

_____

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$: Thousands of Chilean pesos.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We have reviewed the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income and cash flows for the six-month periods then ended. These interim financial statements and the accompanying notes are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A.

We conducted our review in accordance with generally accepted auditing standards in Chile. A review of interim financial information consists primarily of applying analytical review procedures and of inquiries of employees responsible for financial and accounting matters. The scope of our review is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is expressing an opinion on the financial statements taken as a whole. Consequently, the interim consolidated financial statements as of June 30, 2008 and 2007 have not been audited and therefore we are in no position to express an opinion on these interim financial statements.

Based on our review of the interim consolidated financial statements as of June 30, 2008 and 2007, we are not aware of any significant adjustments that should be made to the financial information in conformity with generally accepted accounting principles in Chile.

Andrés Marchant V.   ERNST & YOUNG LTDA.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30,2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	Notes	2008	2007	LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2008	2007
		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				**CURRENT LIABILITIES**			
Cash		7,087,526	6,798,089	Short-term portion of long-term obligations with banks			
Time deposits	(33)	60,346,407	20,697,463	and financial institutions	(14)	984,845	2,076,287
Marketable securities, net	(4)	4,095,220	15,426,016	Bonds	(16)	1,996,780	2,015,077
Accounts receivable, net	(5)	161,634,174	183,301,384				
Notes receivable, net	(5)	3,958,485	5,141,410	Current maturities of other long-term obligations		18,933	17,220
Other receivables	(5)	5,599,275	6,332,412	Dividends payable		1,631,300	1,896,114
Accounts receivable from related companies	(6 a)	20,832,720	17,473,654	Trade accounts payable	(34)	128,803,747	131,234,315
Inventory, net		6,446,962	8,262,943	Other accounts payable	(35)	31,331,440	12,575,071
Prepaid taxes		31,290,278	17,737,337	Accounts payable to related companies	(6 b)	39,494,765	37,129,230
Prepaid expenses		3,198,247	4,257,692	Accruals	(17)	7,050,301	4,361,982
Deferred taxes	(7 b)	18,749,233	14,743,202	Withholdings		12,945,330	11,690,498
Other current assets	(8)	10,220,007	8,098,298	Deferred Revenue		6,391,974	4,784,181
				Other current liabilities			
TOTAL CURRENT ASSETS		333,458,534	308,269,900	**TOTAL CURRENT LIABILITIES**		230,649,415	207,779,975
PROPERTY, PLANT AND EQUIPMENT	(9)			**LONG-TERM LIABILITIES**			
Land		30,439,342	30,691,858	Obligations with banks and			
Buildings and improvements		881,006,867	879,727,782	financial institutions	(15)	335,023,384	358,548,917
Machinery and equipment		3,180,082,191	3,097,751,433	Long-term bonds	(16)	70,884,479	72,348,381
Other property, plant and equipment		376,063,854	371,198,366	Miscellaneous Receivables	(35)	40,167,611	40,352,101
Technical revaluation		10,442,428	10,501,047	Accruals	(17)	40,689,564	39,442,613
Accumulated depreciation		(3,233,641,760)	(3,067,502,499)	Deferred taxes, net	(7 b)	45,581,362	56,550,483
				Other liabilities		3,469,331	4,000,609
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,244,392,922	1,322,367,987	**TOTAL LONG-TERM LIABILITIES**		535,815,731	571,243,104
				MINORITY INTEREST	(19)	92,584	179,094
OTHER LONG-TERM ASSETS				**SHAREHOLDERS' EQUITY**			
Investments in related companies	(10)	9,069,914	9,384,695	Paid-in capital	(20)	865,492,121	915,932,036
Investments in other companies		4,632	4,632	Price-level restatement of paid-in capital		28,362,886	17,774,382
Goodwill, net	(11)	15,178,538	16,740,393	Other reserves		(3,202,763)	(2,849,266)
Other receivables	(5)	17,877,355	14,617,508	Retained earnings		3,000,854	5,267,846
Intangibles	(12)	44,813,088	43,435,509	Period earnings:		3,000,854	5,267,846
Accumulated amortization	(12)	(23,345,418)	(17,369,624)				
Others non-current asset	(13)	18,761,263	17,876,171				
TOTAL LONG-TERM ASSETS				**TOTAL SHAREHOLDERS' EQUITY**		893,653,098	936,124,998
		82,359,372	84,689,284				
TOTAL ASSETS		1,660,210,828	1,715,327,171	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**		1,660,210,828	1,715,327,171

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

		2008 ThCh$	2007 ThCh$
OPERATING INCOME:			
Sales		323,811,689	321,299,246
Cost of sales		(228,435,227)	(221,552,400)
Gross profit		**95,376,462**	**99,746,846**
Administrative and selling expenses		(74,554,994)	(71,062,808)
OPERATING INCOME		**20,821,468**	**28,684,038**
NON-OPERATING INCOME:			
Interest income		2,941,229	2,663,644
Equity participation in income of related companies	**(10)**	957,990	943,456
Other non-operating income	**(21a)**	2,691,363	3,116,524
Amortization of goodwill	**(11)**	(803,201)	(803,201)
Interest expense		(13,642,406)	(8,978,220)
Other non-operating expenses	**(21b)**	(6,845,578)	(4,886,203)
Price-level restatement, net	**(22)**	9,186,152	624,698
Foreign currency translation, net	**(23)**	(458,428)	(278,725)
NON-OPERATING LOSS NET		**(5,972,879)**	**(7,598,027)**
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		**14,848,589**	**21,086,011**
Income taxes	**(7d)**	(12,031,363)	(16,075,464)
INCOME BEFORE MINORITY INTEREST		**2,817,226**	**5,010,547**
Minority interest	**(19)**	183,628	257,299
NET INCOME		**3,000,854**	**5,267,846**

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED JUNE 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH		
FROM OPERATING ACTIVITIES	**89,490,342**	**113,523,271**
Net income	**3,000,854**	**5,267,846**
Sale of assets:	**(1,691,360)**	**(306,020)**
Net income on sale of property, plant and equipment	(1,691,360)	(306,020)
Charges (credits) to income that do not represent		
cash flows:	**116,972,865**	**123,543,746**
Depreciation	103,077,918	110,376,168
Amortization of intangibles	2,908,813	3,027,469
Provisions and write offs	16,816,181	10,297,051
Accrued equity participation in income of related companies		
Accrued equity participation in losses of related companies	(957,990)	(943,456)
Amortization of goodwill	803,201	803,201
Price-level restatement, net	(9,186,152)	(624,698)
Foreign currency translation, net	458,428	278,725
Other credits to income that do not represent		
cash flows	(111,156)	(278,529)
Other charges to income that do not represent		
cash flows	3,163,622	607,815
Changes in operating assets		
(increase) decrease:	**9,646,650**	**2,083,726**
Trade accounts receivable	11,805,827	2,106,428
Inventory	622,480	(4,882,303)
Other assets	(2,781,657)	4,859,601
Changes in operating liabilities		
increase (decrease):	**(38,255,039)**	**(16,808,728)**
Accounts payable related to		
operating activities	(37,662,770)	12,184,019
Interest payable	(74,924)	(91,507)
Income taxes payable, net	435,216	(10,746,742)
Other accounts payable related to non-operating		
Activities	(578,699)	(11,175,254)
V.A.T. and other similar taxes payable	(373,862)	(6,979,244)
Net loss from minority interest	**(183,628)**	**(257,299)**

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED JUNE 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH FLOWS USED IN		
FINANCING ACTIVITIES	**(45,080,239)**	**(67,129,890)**
Dividends paid (less)	(5,115,955)	(14,072,707)
Capital distribution (less)	(39,243,440)	(53,057,183)
Payment of bonds (less)	(720,844)	-
NET CASH USED IN		
INVESTING ACTIVITIES	**(65,073,215)**	**(60,068,219)**
Sale of property, plant and equipment	2,785,181	1,586,167
Sale of other investments	4,873,190	2,177,179
Acquisition of property, plant and equipment	(59,266,448)	(63,831,565)
Other investment activities	(13,465,138)	-
NET CASH FLOWS FOR THE PERIOD	**(20,663,112)**	**(13,674,838)**
EFFECT OF INFLATION ON CASH		
AND CASH EQUIVALENTS	**(3,011,671)**	**(1,501,552)**
NET DECREASE OF CASH		
AND CASH EQUIVALENTS	**(23,674,783)**	**(15,176,390)**
CASH AND CASH EQUIVALENTS AT		
BEGINNING OF PERIOD	**81,061,226**	**45,827,769**
CASH AND CASH EQUIVALENTS AT		
END OF PERIOD	**57,386,443**	**30,651,379**

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

1. **Composition of Consolidated Group and Registration in the Securities Registry:**

   a) Compañía de Telecomunicaciones de Chile ("Telefónica Chile," the "Parent Company" when referred to on an individual basis or the "Company" when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance ("SVS").

   b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER No.	Registration Number	Participation (direct & indirect)	
			2008 %	2007 %
Telefónica Larga Distancia S.A.	96,551,670-0	456	99.88	99.85
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. **Summary of Significant Accounting Policies:**

   (a) **Accounting year:**

   The consolidated financial statements correspond to the six-month periods ended June 30, 2008 and 2007.

   (b) **Basis of preparation:**

   These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and standards set forth by the Chilean Superintendency of Securities and Insurance ("SVS"). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States ("US GAAP") or International Financial Reporting Standards ("IFRS"). For the convenience of the reader, these financial statements have been translated from Spanish to English.

   The Company's consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard ("GAAS") No. 45 Section No. 722, issued by the Chilean Association of Accountants.

   (c) **Basis of presentation:**

   The consolidated financial statements for 2007 and their notes have been adjusted for comparison purposes by 8.77% in order to allow for comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2007 consolidated financial statements.

   (d) **Basis of consolidation:**

   These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 19).

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued**:**

(d)   Basis of consolidation, continued:

Companies included in consolidation:

As of June 30, 2008 and 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, as follows:

TAXPAYER No.	Company Name	Ownership Percentage			
		2008			2007
		Direct	Indirect	Total	Total
96,551,670-0	Telefónica Larga Distancia S.A.	99.88	-	99.88	99.85
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (1)	-	-	-	99.99
96,811,570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

1) On October 1, 2007 Telefónica Chile dissolved subsidiary Telefónica Internet Empresas S.A. by acquiring all the participation held by third parties, equivalent to 0.0005%, thus gathering all the stock of that company in Telefónica Chile.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. **Summary of Significant Accounting Policies**, continued**:**

(e) **Price-level restatement:**

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of June 30, 2008 and 2007, for initial balances, is 3.2% and 1.9%, respectively.

(f) **Basis of conversion:**

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, Yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end, as follows:

YEAR	US$	EURO	BRAZILIAN REAL	JPY	UF
2008	526.05	828.16	328.93	4.95	20,252.71
2007	526.86	713.03	273.25	4.28	18,624.17

Foreign currency translation differences resulting from the application of this standard are credited or debited to income for the period.

(g) **Time deposits:**

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of period end.

(h) **Marketable securities:**

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each year end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) **Inventory:**

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) **Allowance for doubtful accounts:**

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. **Summary of Significant Accounting Policies**, continued**:**

(k) **Property, plant and equipment:**

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) **Depreciation of property, plant and equipment:**

Depreciation has been calculated and accounted for on the basis of the previously indicated values, through the application of fixed factors determined in accordance with the estimated useful lives of the assets. The Company's average annual financial depreciation rate is approximately 7.98% for 2008 and 8.29% for 2007.

Estimated useful lives are summarized as follows:

Assets	Range of years
Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip.	4 to 10
Software	3
Others	4 to 10

(m) **Leased assets:**

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(n) **Intangibles:**

i) **Rights to underwater cable:**

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 12).

ii) **Software licenses:**

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (Note 12).

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued:

(o)   **Investments in related companies:**

These investments are accounted for under the equity method, which recognizes the investor's share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(p)   **Goodwill:**

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 11).

(q)   **Transactions with repurchase agreements:**

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(r)   **Bonds and promissory notes payable:**

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 16). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 13).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 13).

(s)   **Current and deferred income taxes:**

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(t)   **Staff severance indemnities:**

For employees who qualify for this benefit, the Company's staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees' future service years (Notes 8 and 13).

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued**:**

(u)   **Revenue recognition:**

The Company's revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements, provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(v)   **Foreign currency forwards:**

The Company has signed foreign currency hedge future contracts which have been entered into to hedge against changes in the exchange rate of its current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 26, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w)   **Interest rate coverage:**

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(x)   **Computer software:**

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(y)   **Cumulative translation adjustment:**

In this shareholders' equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(z)   **Statement of cash flows:**

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No. 1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company's operations and all those not defined as resulting from investing or financing activities are included under "Cash Flows from Operating Activities".

2.   **Summary of Significant Accounting Policies**, continued**:**

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

(aa) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic, determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the year in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under "Accounts Receivable" or "Accounts Payable," as applicable.

3. Accounting Changes:

a) Accounting Changes:

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

b) Changes in estimations:

Change in the rotation rate actuarial hypothesis:

During the first half of 2008 the Company evaluated the rotation rate used to calculate the staff severance indemnities provision. After concluding the evaluation the Company decided to increase the rotation rate from 2.34% to 5.46%. As a result of this modification in 2008 the Company recorded a deferred tax asset of ThCh$ 5,356,385 which will be amortized over the period of future permanence of employees entitled to this benefit.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

4.   **Marketable Securities:**

The balance of marketable securities is as follows:

Description	2008 ThCh$	2007 ThCh$
Publicly offered promissory notes	4,095,220	15,426,016
Total	**4,095,220**	**15,426,016**

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate %		
CERO010708	Sep 4,2007	Jul 01,2008	609,849	622,453	2.6% + UF	622,495	-
BCP0800708	Mar 18,2008	Jul 01,2008	2,350,000	2,443,484	8.00%	2,443,583	-
BCU0500908	Sep 04,2007	Sep 01,2008	1,012,636	1,029,283	5.00%	1,047,287	-
		Total	3,972,485	4,095,220		4,113,365	-

(1) The book value is presented net of the provision.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

5. **Current and long-term receivables:**

Details of current and long-term receivables are as follows:

Description	Current									Long-term	
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)					
	2008	2007	2008	2007	2008	2008		2007		2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Accounts receivable	**248,551,097**	**249,397,366**	**6,022,610**	**5,728,303**	**254,573,707**	**161,634,174**	**100.00**	**183,301,384**	**100.00**	**-**	**-**
Fixed telephone service	200,004,187	199,834,364	3,074,434	2,583,189	203,078,621	122,902,381	76.04	140,937,913	76.39	-	-
Long distance	23,027,728	24,222,313	18,859	-	23,046,587	14,704,883	9.10	17,594,964	9.60	-	-
Communications corporate	21,475,522	19,921,800	2,440,664	2,602,911	23,916,186	21,516,393	13.31	20,587,061	11.23	-	-
Other	4,043,660	5,418,889	488,653	542,203	4,532,313	2,510,517	1.55	4,181,446	2.78	-	-
Allowance for doubtful accounts	(92,939,533)	(71,825,374)	-	-	(92,939,533)	-		-		-	-
Notes receivable	**6,720,353**	**7,959,524**	**715,708**	**982,250**	**7,436,061**	**3,958,485**		**5,141,410**		**-**	**-**
Allowance for doubtful notes	(3,477,576)	(3,800,364)	-	-	(3,477,576)	-		-		-	-
Miscellaneous accounts receivable	**4,121,833**	**4,338,868**	**1,477,442**	**1,993,544**	**5,599,275**	**5,599,275**		**6,332,412**		**17,877,355**	**14,617,508**
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-
Long-term receivables										**17,877,355**	**14,617,508**

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related entities:**

a) **Receivables from related parties are as follows:**

Taxpayer No.	Company	Short-term		Long-term	
		2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
87,845,500-2	Telefónica Móviles Chile S.A.	7,878,635	8,807,299	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	-	895	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	22,642	106,929	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	515,299	592,996	-	-
96,834,230-4	Terra Networks Chile S.A.	557,106	806,714	-	-
96,895,220-k	Atento Chile S.A.	720,957	700,716	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	531,057	1,003,064	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	25,934	8,359	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	128,536	177,131	-	-
Foreign	Telefónica España	1,092,726	-	-	-
Foreign	Telefónica Móviles España	-	1,378,771	-	-
Foreign	Telefónica Móviles el Salvador	475	-	-	-
Foreign	Telefónica Móviles de Argentina	43,088	-	-	-
Foreign	Telefónica Móviles de Colombia	47,399	-	-	-
Foreign	Telefónica Celular de Nicaragua	828	-	-	-
Foreign	Telefónica LD Puerto Rico	308	231,008	-	-
Foreign	Telefónica Data Usa Inc.	48,935	18,921	-	-
Foreign	Telefónica Data España	33,629	73,735	-	-
Foreign	Telefónica Argentina	2,099,943	720,117	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	1,656,170	-	-
Foreign	Telefónica International Wholesale Services	83,210	425,864	-	-
Foreign	Telefónica Perú	778,069	563,252	-	-
Foreign	Telefónica Sao Paulo	-	39,216	-	-
Foreign	Telefónica Guatemala	-	2,820	-	-
Foreign	Telefónica Multimedia Perú	76,321	68,703	-	-
Foreign	Telefónica S.A.	102,231	-	-	-
Foreign	Telefónica Internacional	384,548	-	-	-
Foreign	Telefónica Centroamérica	19,469	-	-	-
Foreign	Terra Networks Brasil	17,236	-	-	-
Foreign	Colombia Telecomunicaciones	26,098	-	-	-
Foreign	Otecel Ecuador	87,492	24,493	-	-
Foreign	Telcel Venezuela	3,923,254	17,364	-	-
Foreign	Atento Colombia	27,750	18,112	-	-
Foreign	Telecomunicaciones Sao Paulo	2,080	31,005	-	-
Foreign	Telefónica Investigación y Desarrollo S.A.	34,833	-	-	-
	Totals	**20,832,720**	**17,473,654**	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related entities,** continued:

b) **Payables to related parties are as follows:**

Taxpayer No.	Company	Short-term		Long-term	
		2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
96,527,390-5	Telefónica Internacional Chile S.A.	947,827	316,018	-	-
96,834,230-4	Terra Networks Chile S.A.	3,924,371	3,682,276	-	-
96,895,220-k	Atento Chile S.A.	5,044,941	6,402,986	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	9,228,510	5,777,039	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	12,786,290	17,182,980	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	276,901	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	154,557	19,348	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	15,164	14,638	-	-
Foreign	Telefónica S.A.	938,555	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	149	-	-
Foreign	Telefónica Argentina	1,060,116	318,674	-	-
Foreign	Telefónica Perú	246,960	1,189,501	-	-
Foreign	Telefónica Guatemala	10,114	67,095	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	28,454	32,383	-	-
Foreign	Telefónica International Wholesale Services	-	1,363,713	-	-
Foreign	Otecel S.A.	6,326	-	-	-
Foreign	Telefónica Puerto Rico	16,627	30,123	-	-
Foreign	Telefónica Investigación y Desarrollo	816,504	558,208	-	-
Foreign	Telecomunicaciones de Sao Paulo	1,328,625	157,584	-	-
Foreign	Televisión Federal S.A.	12,392	-	-	-
Foreign	Televisión Servicios de Música S.A.U.	63,513	-	-	-
Foreign	Telefónica Sao Paulo	-	1,591	-	-
Foreign	Telcel Venezuela	129,699	14,924	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	1,710	-	-	-
Foreign	Colombia Telecomunicaciones	166,931	-	-	-
Foreign	Media Networks Perú S.A.C.	11,485	-	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	2,278,056	-	-	-
	Total	**39,494,765**	**37,129,230**	**-**	**-**

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related companies,** continued:

c) **Transactions (1):**

Company	RUT	Nature of the Relationship	Transaction Description	2008 ThCh$	2008 (Charge) /Credit to income ThCh$	2007 ThCh$	2007 (Charge)/Credit to income ThCh$
Telefónica España	Foreign	Related, Parent Company	Sales	913,242	913,242	-	-
			Purchases	(499,219)	(499,219)	-	-
Telefónica Data Usa Inc.	Foreign	Related, Parent Company	Sales	21,032	21,032	2,951	2,951
			Purchases	-	-	(8,749)	(8,749)
Telefónica Móviles España S.A.	Foreign	Related, Parent Company	Sales	-	-	919,861	919,861
			Purchases	-	-	(219,858)	(219,858)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	4,751	4,751	2,188	2,188
			Purchases	(130,540)	(130,540)	(322,379)	(322,379)
Terra Networks Chile S.A.	96,834,230-4	Related, Parent Company	Sales	453,440	453,440	1,282,206	1,282,206
			Purchases	(4,299,738)	(4,299,738)	(5,877,300)	(5,877,300)
Atento Chile S.A.	96,895,220-k	Sister Association	Sales	874,555	874,555	802,255	802,255
			Purchases	(12,005,383)	(12,005,383)	(11,853,781)	(11,853,781)
Telefónica Argentina	Foreign	Related, Parent Company	Sales	1,399,127	1,399,127	1,229,780	1,229,780
			Purchases	(1,743,045)	(1,743,045)	(1,151,590)	(1,151,590)
Telecomunicaciones de Sao Paulo	Foreign	Related, Parent Company	Sales	-	-	56,463	56,463
			Purchases	-	-	(60,261)	(60,261)
Telefónica Guatemala	Foreign	Related, Parent Company	Sales	8,347	8,347	9,142	9,142
			Purchases	(16,470)	(16,470)	(73,156)	(73,156)
Telefónica Perú	Foreign	Related, Parent Company	Sales	1,002,208	1,002,208	754,643	754,643
			Purchases	(677,115)	(677,115)	(1,735,703)	(1,735,703)
Telefónica LD Puerto Rico	Foreign	Related, Parent Company	Sales	28,162	28,162	2,391	2,391
			Purchases	(19,277)	(19,277)	(8,989)	(8,989)
Telefónica El Salvador	Foreign	Related, Parent Company	Sales	1,579	1,579	4,143	4,143
			Purchases	(22,693)	(22,693)	(62,332)	(62,332)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related, Parent Company	Sales	763,156	763,156	460,565	460,565
			Purchases	-	-	(657)	(657)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related, Parent Company	Sales	42,762	42,762	43,652	43,652
			Purchases	(236,291)	(236,291)	-	-
Telefónica International Wholesale Services América	Foreign	Related, Parent Company	Sales	-	-	96	96
			Purchases	(671,842)	(671,842)	(674,306)	(674,306)
Telefónica Gestión de Serv.Compartidos España	Foreign	Related, Parent Company	Purchases	-	-	(95,887)	(95,887)
			Other non-operating income	10,064	10,064	-	-
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related, Parent Company	Sales	6,449	6,449	6,124	6,124
			Purchases	(22,763)	(22,763)	(79,731)	(79,731)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related, Parent Company	Sales	73,923	73,923	81,143	81,143
Telefónica International Wholesale Services USA	Foreign	Related, Parent Company	Purchases	(6,220)	(6,220)	(117)	(117)
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Related, Parent Company	Sales	577,414	577,414	758,712	758,712
			Purchases	(5,892,463)	(5,892,463)	(3,518,069)	(3,518,069)
Telefónica International Wholesale Services Uruguay	Foreign	Related, Parent Company	Sales	-	-	165	165
			Purchases	-	-	(1,167,892)	(1,167,892)
Telefónica Móviles Chile S.A.	87,845,500-2	Related, Parent Company	Sales	10,053,729	10,053,729	8,421,133	8,421,133
			Purchases	(21,674,956)	(21,674,956)	(23,041,357)	(23,041,357)
Telefónica Investigación y Desarrollo S.A.	Foreign	Related, Parent Company	Purchases	(2,695)	(2,695)	(861,992)	(861,992)
			Other non-operating income	-	-	12,688	12,688
Terra Internacional S.A.	Foreign	Related, Parent Company	Sales	(158,779)	(158,779)	-	-
Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Related, Parent Company	Sales	-	-	1	1
Telefónica S.A.	Foreign	Related, Parent Company	Purchases	(309,388)	(309,388)	-	-
Telefónica Data Corp España	Foreign	Related, Parent Company	Sales	-	-	164,860	164,860

(1) Includes all transactions performed with related companies.

June 30, 2008 and 2007
(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related companies,** continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. **Current and deferred income taxes:**

a) **General information:**

As of June 30, 2008 and 2007, the Parent Company recorded a first category income tax provision based on taxable income of ThCh $36,356,737 and ThCh $62,747,628 respectively.

In addition, as of June 30, 2008 and 2007, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries' respective taxable income of ThCh$27,128,241 and ThCh $25,714,439, respectively.

As of June 30, 2008 and 2007, accumulated tax losses of subsidiaries amount to ThCh$19,545,365 and ThCh$9,748,277, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company's operations and transactions generated from 2004 to date.

In the normal development of its operations, the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained Taxable Earnings w/15% credit ThCh$	Retained Taxable Earnings w/16% credit ThCh$	Retained Taxable Earnings w/16.5% credit ThCh$	Retained Taxable Earnings w/17% credit ThCh$	Retained Taxable Earnings w/o credit ThCh$	Amount of credit ThCh$
Telefónica Larga Distancia S.A.	2,419,590	916,709	656,259	102,799,080	3,640,066	21,786,480
Telefónica Empresas Chile S.A.	-	-	51	45,983,076	1,710,511	9,418,218
Telefónica Gestión Servicios Compartidos S.A.	-	-	-	363,456	20,314	74,443
Telefónica Chile S.A.	-	-	6,327,245	167,674,526	13,460,068	35,593,236
Totals	**2,419,590**	**916,709**	**6,983,555**	**316,820,138**	**18,830,959**	**66,872,377**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

b) **Deferred taxes:**

As of June 30, 2008 and 2007, the net deferred tax liabilities amounted to ThCh$26,832,129 and ThCh$41,807,268, respectively, detailed as follows:

Description	2008				2007			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	15,947,446	-	-	-	11,541,684	-	-	-
Vacation accrual	487,854	-	-	-	480,133	-	-	-
Tax loss benefit	-	3,322,712	-	-	-	1,657,207	-	-
Staff severance indemnities	176,478	2,770	-	3,083,358	-	628	-	4,049,444
Property, plant and equipment	-	618,838	-	135,350,234	-	666,262	-	149,945,090
Lease assets and liabilities	-	37,632	-	80,213	-	40,527	-	81,875
Capitalized IPAS value difference	-	138,558	-	215,812	-	318,897	-	242,367
Deferred charges for capitalized disbursements and sale of	-	-	-	336,196	-	5,194	-	254,991
Software development	-	-	-	3,018,916	-	-	-	4,389,886
Incentives provision	-	-	-	-	-	-	-	-
Obsolescence provision	-	-	-	-	-	-	-	-
Completion of collective negotiation bonus	-	-	-	27,614	-	-	-	136,845
Other events	2,161,106	1,003,175	23,561	622,577	2,765,709	783,700	44,328	6,953,542
Subtotal	**18,772,884**	**5,123,685**	**23,561**	**142,734,920**	**14,787,526**	**3,472,415**	**44,328**	**166,054,040**
Complementary accounts net of accumulated amortization		(770,736)	-	(92,800,609)	-	(883,363)	-	(106,914,522)
Sub-Total	**18,772,884**	**4,352,949**	**23,561**	**49,934,311**	**14,787,526**	**2,589,052**	**44,328**	**59,139,518**
Reclassification of taxes	(23,651)	(4,352,949)	(23,561)	(4,352,949)	(44,328)	(2,589,052)	(44,328)	(2,589,052)
Total	**18,749,233**	**-**	**-**	**45,581,362**	**14,743,198**	**-**	**-**	**56,550,466**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

c) **Income tax reconciliation:**

As of June 30, 2008 and 2007 the reconciliation of tax expense to interest income before taxes is as follows:

Description	2008		2007	
	Base ThCh$	17% Tax Rate ThCh$	Base ThCh$	17% Tax Rate ThCh$$
Income before taxes	**14,848,589**	**2,524,260**	**21,086,011**	**3,584,622**
Permanent differences	**10,120,803**	**1,717,341**	**28,039,520**	**4,766,719**
Difference in price-level restatement equity valuation and financial and tax investments	24,182,317	4,110,994	16,542,778	2,812,273
Income from investments in related companies (equity method)	(7,406,361)	(1,259,081)	(4,569,974)	(776,896)
Other permanent differences	(6,755,153)	(1,134,572)	16,066,716	2,731,342
Temporary Differences	**38,486,981**	**6,545,983**	**39,336,804**	**6,687,257**
Difference in financial and tax depreciation	19,400,306	3,298,052	44,127,369	7,501,653
Subsidiary tax loss for the period	19,545,365	3,322,712	-	-
Other temporary differences	(458,690)	(74,781)	(4,790,565)	(814,396)
Total consolidated first category income tax base	**63,456,373**	**10,787,584**	**88,462,335**	**15,038,598**
Tax loss carry forward	**19,545,365**	**(3,322,713)**	**6,243,066**	**(1,061,321)**
Total consolidated first category tax base	**43,911,008**	**(7,464,871)**	**82,219,269**	**13,977,277**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

d) **Income tax detail:**

The current tax expense recorded by the Company in the periods 2008 and 2007 result from the following items:

Description	2008 ThCh$	2007 ThCh$
Common tax expense before tax credit (income tax 17%)	10,787,584	15,038,598
Current tax expense (non-deductible expenses Art. 21, 35%)	12,165	41,150
Tax expense adjustment	1,069,861	389,419
Current income tax subtotal	**11,869,610**	**15,469,167**
- Current year deferred taxes	(6,545,983)	(6,687,257)
- Effect of amortization of complementary accounts for deferred assets and liabilities	6,707,736	7,293,554
Deferred tax subtotal	**161,753**	**606,297**
Total income expense tax	**12,031,363**	**16,075,464**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

8. **Other Current Assets:**

Details of other current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Fixed income securities purchased with resale agreement (Note 9)	-	3,155,827
Deferred union contract bonus (1)	1,440,567	1,546,287
Deferred higher bond discount rate (Note 24)	247,950	252,336
Deferred disbursements for placement of bonds (Note 24)	139,606	140,694
Deferred disbursements for foreign financing proceeds (2)	361,021	398,122
Exchange insurance receivable	3,396,659	1,102,377
Unearned income on cash flows coverage	2,747,567	-
Deferred staff severance indemnities charges (3)	1,688,910	1,316,481
Others	197,727	186,174
Total	**10,220,007**	**8,098,298**

(1)   Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 13).

During July and November 2007, subsidiary Telefónica Larga Distancia S.A. negotiated collective agreements with its employees for 26 and 48 months, respectively, granting them, among other benefits, a special negotiation bonus. Those bonuses were paid in one installment in the previously indicated months and are deferred using the straight-line method over the term of the collective agreements. The long-term portion is accounted for in Others (of Other Assets) (Note 13).

(2)   This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 13).

(3)   Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 13).

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

9. Property, plant and equipment:

Details of property, plant and equipment are as follows:

Description	2008		2007	
	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	**-**	**30,439,342**	**-**	**30,691,858**
Building and improvements	**429,286,620**	**881,006,867**	**409,919,193**	**879,727,782**
Machinery and equipment	**2,553,031,443**	**3,180,082,191**	**2,428,795,145**	**3,097,751,433**
Central office telephone equipment	1,567,105,472	1,788,425,420	1,493,109,577	1,729,401,080
External building	720,389,275	1,059,033,116	685,779,867	1,041,331,701
Subscribers' equipment	224,628,110	291,307,954	209,346,803	285,708,684
General equipment	40,908,586	41,315,701	40,558,898	41,309,968
Other Property, Plant and Equipment	**239,586,894**	**376,063,854**	**216,870,533**	**371,198,366**
Office furniture and equipment	119,665,262	127,328,206	113,254,292	124,716,383
Projects, work in progress and materials	-	107,247,072	-	120,198,380
Leased assets (1)	85,703	557,538	76,411	557,538
Assets temporarily out of service	7,763,574	7,763,574	7,763,576	7,763,576
Software	110,877,308	131,860,404	94,640,373	116,660,066
Other	1,195,047	1,307,060	1,135,881	1,302,423
Technical revaluation Circular 550	**11,736,803**	**10,442,428**	**11,917,628**	**10,501,047**
Total	**3,233,641,760**	**4,478,034,682**	**3,067,502,499**	**4,389,870,486**

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the period ended June 30, 2008 and 2007 amounting to ThCh$101,087,362 and ThCh$107,030,783, respectively, and administrative and selling expenses with a depreciation charge of ThCh$1,990,556 and ThCh$3,345,385 for 2008 and 2007, respectively.

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

9. Property, plant and equipment, continued:

Details of the item after the technical revaluation are as follows:

Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Gross property, plant and equipment 2008 ThCh$	Gross property, plant and equipment 2007 ThCh$
Land	(526,379)	-	(526,379)	(526,489)
Building and improvements	(732,716)	(4,655,145)	(5,387,861)	(5,438,559)
Machinery and equipment	(35,280)	16,391,948	16,356,668	16,466,095
Total	**(1,294,375)**	**11,736,803**	**10,442,428**	**10,501,047**

Depreciation of the technical reappraisal surplus amounted to ThCh$(70,227) and ThCh$(36,653) for 2008 and 2007, respectively, Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,806,741,895 in 2008 and ThCh$1,613,251,537 in 2007, which include ThCh$14,217,424 and ThCh$14,267,012, respectively, from the reappraisals mentioned in Circular No. 550.

10. Investments in related companies:

Details of investments in related companies are as follows:

Taxpayer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation 2008 %	Percentage participation 2007 %	Equity of the companies 2008 ThCh$	Equity of the companies 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	150,570,267	163,258,304
96,895,220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	17,822,568	17,765,784

Taxpayer No.	Company	Net income (loss) of the companies 2008 ThCh$	Net income (loss) of the companies 2007 ThCh$	Equity in income (loss) of the investment 2008 ThCh$	Equity in income (loss) of the investment 2007 ThCh$	Investment value 2008 ThCh$	Investment value 2007 ThCh$	Investment book value 2008 ThCh$	Investment book value 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	570,854	490,646	14,899	12,805	3,929,886	4,261,042	3,929,886	4,261,042
96,895,220-K	Atento Chile S.A. (2)	3,270,083	3,226,945	943,091	930,651	5,140,028	5,123,653	5,140,028	5,123,653
	Total					**9,069,914**	**9,384,695**	**9,069,914**	**9,384,695**

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of June 30, 2008, the value of the investment was calculated on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

11. **Goodwill:**

Details of goodwill are as follows:

Taxpayer No.	Company	Year of origin	2008		2007	
			Amount amortized in the period	Balance of Goodwill	Amount amortized in the period	Balance of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Participación S.A.	2001	104,667	1,488,898	104,667	1,642,104
96,551,670-0	Telefónica Larga Distancia S.A.	1998	645,758	13,423,136	645,758	14,725,357
96,834,320-3	Telefónica Internet Empresas S.A.	1999	52,776	266,504	52,776	372,932
	Total		**803,201**	**15,178,538**	**803,201**	**16,740,393**

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

12. **Intangibles:**

Details of intangibles are as follows:

Description	2008 ThCh$	2007 ThCh$
Underwater cable rights (gross)	26,235,951	26,235,951
Accumulated amortization, previous periods	(6,128,148)	(4,791,448)
Amortization for the period	(668,347)	(668,347)
Licenses (Software) (gross)	18,577,137	17,199,550
Accumulated amortization, previous periods	(14,308,457)	(9,550,699)
Amortization for the period	(2,240,466)	(2,359,122)
Total Net Intangibles	**21,467,670**	**26,065,885**

13. **Other non-current assets:**

Details of other non-current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Deferred issuance cost for obtaining external financing (Note 8(2)) (1)	743,134	679,549
Deferred union contract bonus (Note 8(1))	1,173,495	2,613,737
Bond issue expenses (Note 24)	527,850	679,717
Bond discount (Note 24)	863,757	1,111,973
Securities deposits	137,762	150,502
Deferred charge due to change in actuarial estimations (Note 8(3)) (2)	11,688,077	8,273,654
Deferred staff severance indemnities (3)	3,627,188	4,367,039
Total	**18,761,263**	**17,876,171**

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) In function of the new contractual conditions derived from the organizational evolution experienced by the Company, a series of studies have been carried out which in first instance, in 2004 modified the future permanence of employees variable of the basis for calculating staff severance indemnities. After completing these studies, in 2005 other estimations were incorporated such as the employee rotation rate, employee mortality and future salary increases and for 2006 the rate stated in Note 2 (s) is included. During the first half of 2008 the rate of employee rotation used to calculate staff severance indemnities was evaluated. After this evaluation the Company decided to increase the rotation rate from 2.34% to 5.46%. As a result of this modification, in 2008 the Company recorded a deferred tax asset for the amount of ThCh$ 5,356,385, which will be amortized over the period of future permanence of employees entitled to this benefit. All these estimations were determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8).

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

14. Short-term obligations with banks and financial institutions:

Details of short-term obligations with banks and financial institutions are as follows:

Taxp.No.	Bank or financial institution	US$		U.F.		TOTAL	
		2008	2007	2008	2007	2008	2007
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt						
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	401,161	489,056	401,161	489,056
Foreign	CALYON NEW YORK BRANCH AND OTHERS	64,467	163,611	-	-	64,467	163,611
97,008,000-7	CITIBANK		703,585	-	-	-	703,585
Foreign	BBVA BANCOMER AND OTHERS	128,397		-	-	128,397	-
Foreign	BBVA BANCOMER AND OTHERS	390,820	720,035	-	-	390,820	720,035
	Total	**583,684**	**1,587,231**	**401,161**	**489,056**	**984,845**	**2,076,287**
	Outstanding principal	-	-	-	-	-	-
	Average annual interest rate	3.19%	5.69%	2.61%	3.04%	3.07%	5.17%

Percentage of obligations in foreign currency	:	59.27 % in 2008	and	76.45 % in 2007
Percentage of obligations in local currency	:	40.73 % in 2008	and	23.55 % in 2007

28

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

15.   Long-term obligations with banks and financial institutions

Details of long-term obligations with banks and financial institutions are as follows:

Taxp.No.	Bank or financial institution	Currency Index	Years to maturity for long-term portion			Long-term portion as of June 30,2008	Average annual interest rate	Long-term portion as of March 31,2007
			1 to 2	2 to 3	3 to 5			
			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
	LOANS IN DOLLARS							
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	105,210,000	-	-	105,210,000	Libor + 0.35%	114,613,335
Foreign	BBVA BANCOMER AND OTHERS (2)	US$	-	78,907,500	-	78,907,500	Libor + 0.334%	85,960,001
97,008,000-7	BANCO CITIBANK (3)	US$	-	-	-	-	-	85,960,001
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	78,907,500	78,907,500	Libor + 0.60%	-
	SUBTOTAL		**105,210,000**	**78,907,500**	**78,907,500**	**263,025,000**	**3.19%**	**286,533,337**
	LOANS IN UNIDADES DE FOMENTO							
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	71,998,384	-	-	71,998,384	Tab 360 + 0.325%	72,015,580
	SUBTOTAL		**71,998,384**	**-**	**-**	**71,998,384**	**2.62%**	**72,015,580**
	TOTAL		**177,208,384**	**78,907,500**	**78,907,500**	**335,023,384**	**3.07%**	**358,548,917**

Percentage of obligations in foreign currency	:	78.50 % in 2008	and	79.91 % in 2007
Percentage of obligations in local currency	:	21.50 % in 2008	and	20.09 % in 2007

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank.

(2) In November 2005, the Company renegotiated this loan, extending expiry from April 2006, April 2007 and April 2008, to June 2011, in addition to changing the bank agent, which was the ABN Amro Bank.

(3) In June 2008, the Company renegotiated this loan, extending the expiry date from December 2008 to May 2013, in addition to changing the bank agent, which was Citibank and the spread from 0.31 to 0.60.

(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010. In February 2007 the interest rate was changed from 0.45% to 0.325%.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

16. **Bonds and promissory notes payable**:

Bonds

Details of bonds issued, classified as short and long-term, are as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final Maturity	Frequency		Par value		Placement in Chile or abroad
						Interest payment	Amortizations	2008 ThCh$	2007 ThCh$	
Short-term portion of long-term bonds										
143,27,06,91	F	71,429	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	1,589,192	1,607,392	Chile
281,20,12,01	L (1)	-	UF	3.750	Oct, 2012	Semi-annual	Maturity	407,588	407,685	Chile
							Total	**1,996,780**	**2,015,077**	
Long-term bonds										
143,27,06,91	F	500,000	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	10,126,349	11,575,740	Chile
281,20,12,01	L (1)	3,000,000	UF	3.750	Oct, 2012	Semi-annual	Maturity	60,758,130	60,772,641	Chile
							Total	**70,884,479**	**72,348,381**	

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17.   Accruals and Write-offs:

Detail of accruals shown in liabilities are as follows:

		2008 ThCh$	2007 ThCh$
Current			
Staff severance indemnities		2,612,556	595,360
Vacation		2,869,722	2,824,315
Incentive provision		3,306,624	2,889,972
Other employee benefits (1)		1,125,411	779,543
Employee benefit advances		(2,864,012)	(2,727,208)
	Sub-Total	**7,050,301**	**4,361,982**
Long-term			
Staff severance indemnities		40,689,564	39,442,613
	Total	**47,739,865**	**43,804,595**

(1) Includes provisions as per current union agreement.

During the periods ended as of June 30, 2008 and 2007 write-offs were recorded for the amount of ThCh$ 6,344 and ThCh$ 7,072,442, respectively, which were charged against the corresponding provision.

18.   Staff severance indemnities:

Details of the charge to income for staff severance indemnities are as follows:

	2008 ThCh$	2007 ThCh$
Beginning balance (1)	37,506,495	39,144,518
Payments for the period	(2,325,078)	(1,161,085)
Changes in actuarial hypothesis	5,356,385	-
Provision increase	2,764,318	2,054,540
Ending Balance	**43,302,120**	**40,037,973**

(1) The previous year is shown restated for comparative purposes.

19.   Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties.
Details for 2008 and 2007 are as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)	
	2008 %	2007 %	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Telefónica Larga Distancia S.A.	0.124	0.15	235,386	256,404	13,956	15,447
Fundación Telefónica Chile	50.00	50.00	(142,820)	(77,327)	(197,585)	(272,748)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	18	17	1	2
Total			**92,584**	**179,094**	**(183,628)**	**(257,299)**

_____

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

20. Shareholders' equity

During 2008 and 2007, changes to shareholders' equity accounts are as follows:

	Paid-in capital	Reserve equity indexation	Other reserves	Retained Earnings	Net income	Interim dividend	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2008							
Balances as of December 31, 2007	904,735,562	-	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598
Transfer of 2007 income to retained earnings	-	-	-	10,856,131	(10,856,131)	-	-
Cumulative translation adjustment	-	-	153,280	-	-	-	153,280
Capital decrease	(39,243,441)	-	-	-	-	-	(39,243,441)
Absorption provisional dividends	-	-	-	(5,806,115)	-	5,806,115	-
Definitive dividend 2007	-	-	-	(5,050,016)	-	-	(5,050,016)
Price-level restatement, net	-	28,362,886	(104,063)	-	-	-	28,258,823
Net income	-	-	-	-	3,000,854	-	3,000,854
Balances as of June 30, 2008	**865,492,121**	**28,362,886**	**(3,202,763)**	**-**	**3,000,854**	**-**	**893,653,098**
2007							
Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	(257,318)	-	-	-	(257,318)
Capital decrease	(48,815,012)	-	-	-	-	-	(48,815,012)
Absorption provisional dividends	-	-	-	(10,486,613)	-	10,486,613	-
Definitive dividend 2006	-	-	-	(12,866,433)	-	-	(12,866,433)
Price-level restatement, net	-	16,341,224	(44,045)	-	-	-	16,297,179
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	4,843,097	-	4,843,097
Balances as of June 30, 2007	**842,079,941**	**16,341,224**	**(2,619,528)**	**-**	**4,843,097**	**-**	**860,644,734**
Restated balances as of June 30, 2008	**915,932,036**	**17,774,382**	**(2,849,266)**	**-**	**5,267,846**	**-**	**936,124,998**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

20. **Shareholders' Equity**, continued:

  (a) **Paid-in capital**:

As of June 30, 2008 the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	790,294,703	790,294,703
B	75,197,418	75,197,418

  (b) **Shareholder distribution**:

As indicated in SVS Circular No. 792, the stratification of shareholders by percentage of ownership in the Company as of June 30, 2008 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	63.01	2
Less than 10% holding: Investment equal to or exceeding UF 200	36.25	1,313
Investment under UF 200	0.74	10,655
Total	**100.00**	**11,970**
Controlling company	44.90	1

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

20. **Shareholders' Equity,** continued:

(c) **Dividends:**

i) **Dividend policy**:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders' Meeting modified the dividend distribution policy reported at the Ordinary Shareholders' Meeting of April 2004, and agreed upon distributing 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) **Dividend distributed:**

On April 13, 2007, the Ordinary Shareholders' Meeting approved payment of final dividend No. 173, for the amount of ThCh$ 12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders' Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

On April 14, 2008 the Ordinary Shareholders' Meeting approved payment of final dividend No. 175 in the amount of ThCh$ 5,050,016 (historical), equivalent to Ch$5.276058 per share with a charge to 2007 net income. The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders' Meeting held on April 14, 2008 approved modification of the Company's bylaws in order to decrease capital by ThCh$ 39,243,441 (historical), for the purpose of distributing additional cash to the shareholders in 2008. That capital distribution was equivalent to Ch$41 per share. The dividend was paid in June 2008.

(d) **Other reserves:**

Other reserves correspond to the net effect of the accumulated adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants, and the details are as follows:

	Company	Amount			
		December 31, 2007 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of June 30, 2008 ThCh$
Foreign	TBS Celular Participación S.A.	(3,251,980)	(104,063)	153,280	(3,202,763)
	Total	**(3,251,980)**	**(104,063)**	**153,280**	**(3,202,763)**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. **Other Non-Operating Income and Expenses:**

(a) **Other non-operating income:**

Details of other non-operating income are as follows:

Other Income	2008 ThCh$	2007 ThCh$
Administrative services	18,837	1,091,782
Fines levied on suppliers and indemnities	178,724	41
Proceeds from sale of used equipment	2,282,970	1,746,172
Other	210,832	278,529
Total	**2,691,363**	**3,116,524**

(b) **Other non-operating expenses:**

Details of other non-operating expenses are as follows:

Other Expenses	2008 ThCh$	2007 ThCh$
Restructuring costs	2,593,060	596,323
Lawsuit and other provisions	422,849	2,081,334
Removal of expired assets	2,987,828	1,228,996
Other	841,841	979,550
Total	**6,845,578**	**4,886,203**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

22. Price-level restatement:

Details of price-level restatement are as follows:

Assets (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Inventory	C.P.I.	2,541	881
Other current assets	C.P.I.	139,240	32,491
Other current assets	U.F.	681,392	330,411
Short and long-term deferred taxes	C.P.I.	3,237,428	2,113,022
Property, plant and equipment	C.P.I.	39,583,937	26,278,722
Investments in related companies	C.P.I.	350,418	153,896
Goodwill	C.P.I.	520,289	343,063
Long-term receivables	U.F.	3,570,297	733
Other long-term assets	C.P.I.	821,075	315,049
Other long-term assets	U.F.	63,783	26,548
Expense accounts	C.P.I.	5,098,382	3,148,648
Total Credits		**54,068,782**	**32,743,464**

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Short-term obligations	U.F.	(2,660,540)	(682,485)
Long-term obligations	C.P.I.	(2,096)	(22,862)
Long-term obligations	U.F.	(6,409,638)	(8,919,053)
Shareholders' equity	C.P.I.	(28,258,823)	(17,726,474)
Revenue accounts	C.P.I.	(7,551,533)	(4,767,892)
Total Charges		**(44,882,630)**	**(32,118,766)**

Gain from Price-level restatement, net	**9,186,152**	**624,698**

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

23. Foreign currency translation:

Details of the gain on foreign currency translation are as follows:

Assets (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Current assets	US$	2,308,282	531,997
Current assets	EURO	61,636	(7,785)
Current assets	REAL	(16,204)	192,237
Long-term receivables	US$	-	663,173
Total Credits		**2,353,714**	**1,379,622**

Liabilities (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Short-term obligations	US$	(2,129,298)	(545,249)
Short-term obligations	EURO	(166,015)	2,030
Short-term obligations	REAL	-	(36,492)
Short-term obligations	JPY	(99)	-
Long-term obligations	US$	(516,730)	(1,078,636)
Total (Charges)		**(2,812,142)**	**(1,658,347)**

Foreign currency translation loss, net	**(458,428)**	**(278,725)**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

24. **Expenses from issuance and placement of shares and debt:**

Details of this item are as follows:

Description	Short-term		Long-term	
	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Bond issuance expenses	139,606	140,694	527,850	679,717
Discount on debt	247,950	252,336	863,757	1,111,973
Total	**387,556**	**393,030**	**1,391,607**	**1,791,690**

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

25. **Cash flows**:

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) **Financing activities**: Financing activities that generate future cash flows are as follows:

    Obligations with banks and financial institutions   - Notes 14 and 15
    Bonds   - Note 16

b) **Investing activities**: Investing activities that generate future cash flows are as follows:

Description	Maturity	ThCh$
BCP	2008	4,095,220

c) **Cash and cash equivalents**:

Description	2008 ThCh$	2007 ThCh$
Cash	7,087,526	6,798,089
Time deposits	50,298,917	20,697,463
Other current assets (Note 8)	-	3,155,827
Total	**57,386,443**	**30,651,379**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

26. Derivative Contracts:

Details of derivative contracts are as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item	Affected Accounts			
		Contract Value	Maturity or Expiration	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income	
						Name	Amount	ThCh$	Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$
S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig. in US$	150,000,000	78,907,500	assets liabilities	78,907,500 (100,648,405)	776,398	-
S	CCPE	90,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	90,000,000	47,344,500	assets liabilities	47,344,500 (58,229,884)	(393,820)	-
S	CCTE	50,000,000	II Quarter 2009	Exchange rate	C	Oblig. in US$	50,000,000	26,302,500	assets liabilities	26,302,500 (33,749,940)	93,173	(576,492)
S	CCTE	150,000,000	IV Quarter 2009	Exchange rate	C	Oblig. in US$	150,000,000	78,907,500	assets liabilities	78,907,500 (96,987,425)	3,448,202	(1,345,058)
S	CCTE	60,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	60,000,000	31,563,000	assets liabilities	31,563,000 (36,984,943)	1,663,905	(1,932,043)
S	CCTE	1,635,880	II Quarter 2009	Exchange rate	C	Oblig. in US$	1,635,880	33,131,008	assets liabilities	33,131,008 (31,964,031)	338,883	395,247
S	CCTE	3,555,000	II Quarter 2010	Exchange rate	C	Oblig. in US$	3,555,000	71,998,384	assets liabilities	71,998,384 (69,880,323)	678,820	566,473
S	CCTE	595,690	II Quarter 2011	Exchange rate	C	Oblig. in US$	595,690	12,064,344	assets liabilities	12,064,344 (11,836,613)	106,590	8,991
S	CCTE	2,500,000	IV Quarter 2012	Exchange rate	C	Oblig. in US$	2,500,000	50,631,775	assets liabilities	50,631,775 (49,338,043)	584,087	355,043
FR	CCTE	21,796,612	III Quarter 2008	Exchange rate	C	Oblig. in US$	21,796,612	11,466,107	assets liabilities	11,466,107 (10,472,314)	-	877,117
FR	CCTE	15,856,933	IV Quarter 2008	Exchange rate	C	Oblig. in US$	15,856,933	8,341,541	assets liabilities	8,341,541 (7,154,211)	-	1,122,602
FR	CCTE	4,953,028	I Quarter 2009	Exchange rate	C	Oblig. in US$	4,953,028	2,605,540	assets liabilities s	2,605,540 (2,214,472)	-	391,066
FR	CCTE	1,119,798	III Quarter 2008	Exchange rate	C	Oblig. in US$	1,119,798	368,334	assets liabilities	368,334 (346,811)	-	21,522
FR	CCTE	1,351,996	IV Quarter 2009	Exchange rate	C	Oblig. in US$	1,351,996	444,711	assets liabilities	444,711 (421,432)	-	23,275
FR	CCTE	185,018	I Quarter 2009	Exchange rate	C	Oblig. in US$	185,018	60,858	assets liabilities	60,858 (57,884)	-	2,972
Exchange forward contracts expensed during the period (net)											(338.697)	
						TOTAL				-	**6,957,541**	**(89,285)**

Types of derivatives:
FR: Forward
S : Swap

Type of Contract:
CCPE: Hedge contract for existing transactions
CCTE: Hedge contract for expected transactions
CI: Investment hedge contract

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. **Contingencies and restrictions**:

    a) **Lawsuits against the State of Chile:**

        (i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002 the Company filed a lawsuit for damages against the Government of Chile for the amount of ThCh$ 181,038,411, including readjustments and interest, covering past and future damages incurred up to May 2004.

        The judicial process is currently at the sentencing stage.

        (ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused were due to modification of the telecommunications cable network due to works carried out by highway concessionaries from 1996 to 2000.

        The amount of the claimed damages consists of both companies being obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law for the amount of:

        a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical)
        b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209 (historical)

        On March 24, 2008, final first instance sentence was notified, rejecting the complaint, without costs.

        This sentence is being appealed.

    b) **Lawsuits:**

        (i) **Voissnet:**

        On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged crossed subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets. The complaint was notified on August 20, 2007.

        Telefónica Chile requested that the complaint be rejected, with costs, mainly in consideration that voice and broadband package offers are due to a competitive dynamic, and it has not incurred any practices that attempt to go against free competition.

        As of June 30, 2008 the parties are providing evidence, in conformity with the schedule of events set by the Court.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. **Contingencies and restrictions**, continued:

(ii) **Complaint filed by VTR Telefónica S.A.:**

On June 30, 2000, VTR Telefónica S.A. filed an ordinary lawsuit, claiming payment of Ch$2,204 million, plus amounts accrued during the lawsuit, for the concept of access charges for the use of its networks. It based its complaint on the differences originated due to the reduction of access charges after Tariff Decree No. 187 came into effect. Telefónica Chile sustained that the access charge tariffs that both parties must pay each other for the reciprocal use of their networks which are regulated by a signed contract that VTR is ignoring. The first instance sentence accepted VTR's complaint and the alleged subsidy compensation by Telefónica Chile. The Company filed an ordinary public motion and appeal that is pending before the Santiago Court of Appeals.

There are two other cases related to the previous judicial process. The first filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the General Telecommunications Law. That case has been suspended by order of the Minster at that time, until there is a sentence in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, for VTR's non payment of access charges according to the contract signed between the parties and it has been suspended until there is a sentence in the first of the mentioned lawsuits.

,On December 21, 2005 Telefónica Chile sued VTR for non payment of automatic reversal of charges services (800-services) for the amount of Ch$1,500 million, plus sums accrued during the course of the lawsuit. VTR filed a counterclaim for the same concepts, in the amount of Ch$1,200 million. That judicial process is at the first instance proceeding stage.

On May 8, 2008, Telefónica Chile and VTR signed a transaction by means of which they ended all judicial and administrative conflicts related to reciprocal access charges to be paid between the companies and 800-type services. Both parties will make reciprocal discounts and there is legal compensation for the amounts owed, which resulted in Telefónica Chile paying VTR the sum of Ch$12,036,787,478. Likewise, on the basis that the transaction produces the indefectible termination of the judicial proceeding in which the proceeding filed before the Ministry of Transportation and Telecommunications is involved, the parties filed a writ requesting the filing and termination of the proceeding without sanction.

(iii) **Manquehue Net:**

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net for the amount of ThCh$3,647,689 in addition to sums accrued during the substantiation of the proceeding. On the same date Manquehue Net filed a complaint regarding compliance with discounts (for the amount of UF 107,000), in addition to a complaint regarding the obligation to perform (signing of 700 number service contract).

On April 11, 2005 the Arbitrator notified first instance sentence accepting the complaint filed by Telefónica Chile condemning Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions appealing both sentences, which are currently pending before the Santiago Court of Appeals.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. **Contingencies and restrictions,** continued:

(iv)   Chilectra y CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) ("Aportes Financieros Reembolsables") that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively.

(v)   Labor lawsuits:

During the normal course of operations, labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

(vi)   Complaint filed by Telmex Servicios Empresariales S.A.:

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged affectation of free competition, related to the process of being awarded the concession for local wireless public service of the 3,400 – 3,600 MHz band, requesting condemnation to pay a fine in benefit of the Government in the amount of 18,000 UTA.

The Company answered the complaint within the deadline, requesting rejection of all its parts.

(vii)   Empresa Ferrocarriles del Estado de Chile:

Ordinary lawsuit for forced compliance of obligations agreed upon or consented, derived from the Regulation on Railway Crossing, Parallelism and Support, which in addition demanded payment of a sum of no less than UTM 48,298.44, whether for construction or annual passage relating to crossings located on the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with adjustments, interest and costs, and notwithstanding the sums accrued during the proceeding.

On March 25, 2008, the final fist instance sentencing was passed, fully rejecting the complaint.

(viii)   Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile:

Executive lawsuit of commitment to file complaint by Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile. The commitment to perform the lawsuit will consisit of the delivery of 14,468,895 Series A shares of Telefónica Chile whose titleholder is the defendant, Armando Zalaquett Zalaquett.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company. This is currently in process.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. **Contingencies and restrictions,** continued:

    (ix)   **Comunicaciones Majojobo Limitada:**

Ordinary contract resolution and damage indemnity lawsuit, notified on June 26, 2008, demanding an indemnity payment of Ch$2,863,047,159 as a consequence of deterioration of its commercial image due to a press report presented by Channel 13 of the Corporación de Televisión de la Universidad Católica de Chile.

This is currently at the defendant answering stage.

    (x)   **Other lawsuits:**

During the last quarter of 2007, they were notified of resolutions passed by the Ministry of Transport and Telecommunications, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company's income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c)   **Financial restrictions**

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 13, 14 and 15) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of June 30, 2008, the Company complies with all financial restrictions.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. **Contingencies and restrictions,** continued:

c) **Guarantee Deposits:**

Details of guarantee deposits are as follows:

| Creditor of the Guarantee | Debtor | | Type of the Guarantee | Effective Tickets ThCh$ | Liberation of Guarantee | | |
	Company Name	Relation			2008 ThCh$	2009 ThCh$	2010 ThCh$
Director Reg de Vialidad III Región Atacama	Telefónica Chile S.A.	Parent Company	Deposit	13,974	13,974	-	-
Director Reg de Vialidad VI Región	Telefónica Chile S.A.	Parent Company	Deposit	50,632	50,632	-	-
Director Reg de Vialidad VIII Región	Telefónica Chile S.A.	Parent Company	Deposit	11,109	11,109	-	-
Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	13,792	-	13,792	-
Municipalidad de Lo Barnechea	Telefónica Chile S.A.	Parent Company	Deposit	10,126	10,126	-	-
Municipalidad de Providencia	Telefónica Chile S.A.	Parent Company	Deposit	18,368	18,368	-	-
Municipalidad de Santiago	Telefónica Chile S.A.	Parent Company	Deposit	18,138	18,138	-	-
Municipalidad de Vitacura	Telefónica Chile S.A.	Parent Company	Deposit	40,505	40,505	-	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent Company	Deposit	52,309	28,223	20,298	3,788
Serviu VI Región	Telefónica Chile S.A.	Parent Company	Deposit	10,126	10,126	-	-
Subsecretaria de Telecomunicaciones	Telefónica Chile S.A.	Parent Company	Deposit	860,942	736,044	-	124,898
Otras garantías	Telefónica Chile S.A.	Parent Company	Deposit	81,010	44,040	25,666	11,304
Dirección de Compras y Contratación Pública	Telefónica Larga Distancia	Subsidiary	Deposit	5,000	5,000	-	-
Secretaría de Desarrollo Regional	Telefónica Larga Distancia	Subsidiary	Deposit	1,000	1,000	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	17,000	17,000	-	-
Servicio Nacional de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	405	-	405	-
Subsecretaría de Telecomunicaciones	Telefónica Larga Distancia	Subsidiary	Deposit	412,214	-	412,214	-
Director Regional de Vialidad XII Región	Telefónica Larga Distancia	Subsidiary	Deposit	111,957	111,957	-	-
Otros	Telefónica Larga Distancia	Subsidiary	Deposit	73	-	-	73
Servicio de Salud Metropolitano Occidente	Telefónica Empresas	Subsidiary	Deposit	139,066	60,000	79,066	-
Ministerio del Interior	Telefónica Empresas	Subsidiary	Deposit	125,000	125,000	-	-
Ministerio de Vivienda y Urbanismo	Telefónica Empresas	Subsidiary	Deposit	40,505	40,505	-	-
Universidad de Concepción	Telefónica Empresas	Subsidiary	Deposit	121,516	-	-	121,516
Universidad de los Andes	Telefónica Empresas	Subsidiary	Deposit	480,000	480,000	-	-
Servicio de Salud Metropolitano Oriente	Telefónica Empresas	Subsidiary	Deposit	111,992	-	111,992	-
Instituto de Normalización Provisional	Telefónica Empresas	Subsidiary	Deposit	101,885	500	101,385	-
Empresa de Transporte de Pasajeros Metro S.A.	Telefónica Empresas	Subsidiary	Deposit	101,264	101,264	-	-
Estado Mayor de la Defensa Nacional	Telefónica Empresas	Subsidiary	Deposit	287,486	287,486	-	-
Dirección Nacional de Gendarmería de Chile	Telefónica Empresas	Subsidiary	Deposit	88,577	-	-	88,577
Subsecretaria de Educación	Telefónica Empresas	Subsidiary	Deposit	80,000	-	-	80,000
Subsecretaría de Redes Asistenciales	Telefónica Empresas	Subsidiary	Deposit	90,048	-	90,048	-
Scl Terminal Aéreo Santiago Sociedad Concesionaria	Telefónica Empresas	Subsidiary	Deposit	87,249	-	87,249	-
Servicio de Salud Metropolitano Sur	Telefónica Empresas	Subsidiary	Deposit	47,827	-	47,827	-
Servicio de Salud Metropolitano Central	Telefónica Empresas	Subsidiary	Deposit	68,541	-	68,541	-
Servicio de Salud De Viña del Mar-Quillota	Telefónica Empresas	Subsidiary	Deposit	68,711	-	68,711	-
Corporación Administrativa del Poder Judicial	Telefónica Empresas	Subsidiary	Deposit	154,406	30,000	66,947	57,459
Banco Estado	Telefónica Empresas	Subsidiary	Deposit	50,000	50,000	-	-
Servicio Agrícola y Ganadero	Telefónica Empresas	Subsidiary	Deposit	47,813	43,134	-	4,679
Otras Garantías	Telefónica Empresas	Subsidiary	Deposit	1,091,391	239,381	776,954	75,056
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	54,682	-	54,682	-
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	466	466	-	-
Total				**5,167,105**	**2,573,978**	**2,025,777**	**567,350**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28.   **Third party guarantees:**

The Company has not received any guarantees from third parties.

29.   **Chilean and Foreign Currency:**

A summary of the assets in Chilean and foreign currency is as follows:

Description	Currency	2008 ThCh$	2007 ThCh$
Total current assets :		**333,458,534**	**308,269,900**
Cash	Non-indexed Ch$	6,039,699	4,517,160
	US$	1,023,801	2,232,673
	Euros	24,026	48,256
Time deposits	Indexed Ch$	19,042,968	341,839
	Non-indexed Ch$	40,000,038	9,375,692
	US$	1,303,401	10,979,932
Marketable securities	Non-indexed Ch$	2,443,484	-
	Indexed Ch$	1,651,736	-
	US$	-	15,426,016
Notes and accounts receivable (1)	Indexed Ch$	235,548	-
	Non-indexed Ch$	169,328,453	193,026,857
	US$	1,570,024	1,690,518
	Euros	57,909	57,831
Accounts receivable from related companies	Non-indexed Ch$	13,964,923	12,740,738
	US$	6,867,797	4,732,916
Other current assets (2)	Indexed Ch$	10,209,642	17,066,347
	Non-indexed Ch$	57,868,791	34,497,953
	US$	1,754,573	1,310,321
	Reales	71,721	224,851
Total property, plant and equipment :		**1,244,392,922**	**1,322,367,987**
Property, plant and equipment and accumulated Depreciation	Indexed Ch$	1,244,392,922	1,322,367,987
Total other long-term assets		**82,359,372**	**84,689,284**
Investment in related companies	Indexed Ch$	9,069,914	9,384,695
Investment in other companies	Indexed Ch$	4,632	4,632
Goodwill	Indexed Ch$	15,178,538	16,740,393
Other long-term assets (3)	Indexed Ch$	33,888,082	30,572,260
	Non-indexed Ch$	24,218,206	27,987,304
Total assets		**1,660,210,828**	**1,715,327,171**
Subtotal by currency	**Indexed Ch$**	**1,333,673,982**	**1,396,478,153**
	Non-indexed Ch$	**313,863,594**	**282,145,704**
	US$	**12,519,596**	**36,372,376**
	Euros	**81,935**	**106,087**
	Reales	**71,721**	**224,851**

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

29. Chilean and Foreign Currency, continued:

A summary of the current liabilities in Chilean and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year			
		2008		2007		2008		2007	
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	401,161	2.61	-	-	-	-	489,056	3.04
	US$	583,684	3.19	1,587,231	5.69	-	-	-	-
Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	1,996,780	4.11	2,015,077	4.15	-	-	-	-
Long-term obligations maturing within a year	Indexed Ch$	6,595	8.10	4,305	8.10	12,338	8.10	12,915	8.10
Accounts payable to related companies	Indexed Ch$	967,998	-	-	-	-	-	-	-
	Non-indexed Ch$	34,178,060	-	33,556,821	-	-	-	-	-
	US$	3,024,269	-	3,572,409	-	-	-	-	-
	Euros	1,324,438	-	-	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	24,194,713	-	1,406,845	-	-	-	-	-
	Non-indexed Ch$	144,156,756	-	153,179,504	-	50,901	-	1,021,772	-
	US$	18,527,528	-	10,756,513	-	315,500	-	-	-
	Euros	544,768	-	-	-	-	-	-	-
	Yenes	895	-	-	-	-	-	-	-
	Reales	363,031	-	177,527	-	-	-	-	-
Total current liabilities		**230,270,676**	-	**206,256,232**	-	**378,739**	-	**1,523,743**	-
Subtotal by currency	**Indexed Ch$**	**27,567,247**		**3,426,227**		**12,338**		**501,971**	
	Non-indexed Ch$	**178,334,816**		**186,736,325**		**50,901**		**1,021,772**	
	US$	**22,135,481**		**15,916,153**		**315,500**		**-**	
	Euros	**1,869,206**		**-**		**-**		**-**	
	Yenes	**895**		**-**		**-**		**-**	
	Reales	**363,031**		**177,527**		**-**		**-**	

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Miscellaneous accounts payable, Accruals, Withholdings, Unearned Income and Other current liabilities.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

29. **Chilean and Foreign Currency,** continued:

A summary of the long-term liabilities in Chilean and foreign currency for 2008 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		ThCh$	Average Annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG TERM LIABILITIES									
Obligation with banks and									
financial institutions	Indexed Ch$	71,998,384	2.62	-	-	-	-	-	-
	US$	184,117,500	3.17	78,907,500	3.25	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	3,797,381	6.00	64,555,511	3.88	2,531,587	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	6,522,695	-	12,037,184	-	12,622,959	-	68,599,583	-
	Non-indexed Ch$	20,005,403	-	2,656,653	-	1,478,867	-	5,984,524	-
TOTAL PASIVO LARGO PLAZO		**286,441,363**		**158,156,848**		**16,633,413**		**74,587,107**	
Subtotal by currency	**Indexed Ch$**	**82,318,460**		**76,592,695**		**15,154,546**		**68,599,583**	
	Non-indexed Ch$	**20,005,403**		**2,656,653**		**1,478,867**		**5,984,524**	
	US$	**184,117,500**		**78,907,500**		**-**		**-**	

A summary of the long-term liabilities in Chilean and foreign currency for 2007 is as follows :

RUBROS		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		ThCh$	Average Annual Interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG-TERM LIABILITIES									
Obligation with banks and									
financial institutions	Indexed Ch$	72,015,579	3.18	-	-	-	-	-	-
	US$	200,573,337	5.69	85,960,001	5.69	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,893,935	6.00	2,893,935	6.00	66,560,511	3.95	-	-
Other long-term liabilities (5)	Indexed Ch$	39,517,977	-	5,831,884	-	11,570,881	-	76,701,593	-
	Non-indexed Ch$	442,633	-	425,914	-	869,090	-	4,985,834	-
TOTAL LONG-TERM LIABILITIES		**315,443,461**		**95,111,734**		**79,000,482**		**81,687,427**	
Subtotal by currency	**Indexed Ch$**	**114,427,491**		**8,725,819**		**78,131,392**		**76,701,593**	
	Non-indexed Ch$	**442,633**		**425,914**		**869,090**		**4,985,834**	
	US$	**200,573,337**		**85,960,001**		**-**		**-**	

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. **Sanctions:**

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2008 or 2007.

31. **Subsequent events:**

In the period from July 1 to July 22, 2008, there have been no significant subsequent events that affect the interim consolidated financial statements.

32. **Environment:**

In the opinion of Management and the Company's in-house legal counsel, because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

33. **Time deposits:**

Details of time deposits are as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2008 ThCh$
30-May-08	BCI	CH$	4,800,000	6.84	21-Jul-08	4,800,000	28,272	4,828,272
30-May-08	BCO SANTANDER	CH$	2,200,000	7.08	21-Jul-08	2,200,000	13,413	2,213,413
30-Jun-08	HSBC	CH$	3,400,000	6.96	30-Jul-08	3,400,000	-	3,400,000
10-Jun-08	BCO CHILE	CH$	6,300,000	7.20	11-Ago-08	6,300,000	25,200	6,325,200
12-Jun-08	BCO SANTANDER	CH$	2,400,000	7.32	11-Ago-08	2,400,000	8,784	2,408,784
13-Jun-08	BCO SANTANDER	CH$	900,000	7.32	11-Ago-08	900,000	3,111	903,111
13-Jun-08	BBVA	CH$	1,600,000	7.26	11-Ago-08	1,600,000	5,485	1,605,485
16-Jun-08	BCO CHILE	CH$	900,000	7.20	11-Ago-08	900,000	2,520	902,520
17-Jun-08	BBVA	CH$	700,000	7.26	11-Ago-08	700,000	1,835	701,835
18-Jun-08	BBVA	CH$	3,000,000	7.20	11-Ago-08	3,000,000	7,200	3,007,200
19-Jun-08	BBVA	CH$	1,000,000	7.26	11-Ago-08	1,000,000	2,218	1,002,218
26-Jun-08	BCO CHILE	CH$	2,500,000	7.20	11-Ago-08	2,500,000	2,000	2,502,000
30-Jun-08	BCO SANTANDER	CH$	5,400,000	7.32	11-Ago-08	5,400,000	-	5,400,000
30-Jun-08	HSBC	CH$	2,800,000	6.96	11-Ago-08	2,800,000	-	2,800,000
30-Jun-08	HSBC	CH$	600,000	6.96	11-Ago-08	600,000	-	600,000
30-Jun-08	BCI	CH$	1,400,000	6.72	11-Ago-08	1,400,000	-	1,400,000
07-May-08	BBVA	UF	145	0.90	11-Ago-08	2,937,574	3,966	2,941,540
03-Jun-08	BCI	UF	17	0.10	02-Sep-08	343,446		343,446
13-Mar-08	BANKBOSTON	UF	182	0.27	09-Sep-08	3,686,662	3,014	3,689,676
28-May-08	BCO CHILE	UF	100	0.50	25-Sep-08	2,019,890	926	2,020,816
20-May-08	BCO CHILE	UF	62	0.80	14-Nov-08	1,263,732	1,152	1,264,884
03-Jun-08	BCO SANTANDER	UF	169	0.60	01-Dic-08	3,431,161	1,544	3,432,705
04-Jun-08	BCO SANTANDER	UF	184	0.70	01-Dic-08	3,733,429	1,888	3,735,317
05-Jun-08	BCO CHILE	UF	80	0.30	01-Dic-08	1,614,248	336	1,614,584
09-Jun-08	BCI	USD	162	4.24	09-Jul-08	85,478	-	85,478
09-Jun-08	BCI	USD	115	4.24	09-Jul-08	60,614	-	60,614
30-Jun-08	CITIBANK	USD	2,200	1.83	02-Jul-08	1,157,309	-	1,157,309
	Total					**60,233,543**	**112,864**	**60,346,407**

June 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

34. **Accounts payable:**

Details of the accounts payable balance are as follows:

Description	2008 ThCh$	2007 ThCh$
Suppliers		
Chilean	114,273,413	114,626,446
Foreign	9,292,747	8,989,855
Provision for works-in-progress	5,237,587	7,618,014
Total	**128,803,747**	**131,234,315**

35. **Other accounts payable:**

Details of other accounts payable are as follows:

Description	2008 ThCh$	2007 ThCh$
Exchange insurance contract payables	22,870,064	341,311
Billing on behalf of third parties	5,063,953	7,456,532
Accrued supports	779,502	913,323
Carrier service	2,564,836	3,806,594
Others	53,085	57,311
Sub Total	**31,331,440**	**12,575,071**
Description	2008 ThCh$	2007 ThCh$
Exchange insurance contract creditors	40,167,611	40,352,101
Sub Total	**40,167,611**	**40,352,101**
Total	**71,499,051**	**52,927,172**

Antonio José Coronet

Accountant Manager

José Molés Valenzuela

General Manager



REASONED ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended June 30, 2008 and 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

The Reasoned Analysis is a complementary report to the financial statements and notes, and therefore must be read in conjunction with the Consolidated Financial Statements.

TABLE OF CONTENTS

1.   HIGHLIGHTS

Capital Decrease

Telefónica Chile

On April 14, 2008 the Ordinary Shareholders' Meeting agreed to the following:

a) Distribution of 46.52% of net income for the year, through payment of a final dividend of Ch$5.276058 per share, which will be paid on May 14, 2008.

b) Decreasing stock capital by ThCh$39,243,441 maintaining the same amount of shares issued by the Company, which means paying Ch$ 41 per share, empowering the Board of Directors to set the date of payment to the shareholders.

c) Modifying the Company Bylaws in reference to the previous agreements.

Appointment of Directors

Telefónica Larga Distancia

The Ordinary Shareholders' Meeting held on April 11, 2008, agreed to appoint the following Company directors:

- Emilio Gilolmo López
- José Molés Valenzuela
- Manuel Plaza Martin
- Juan Antonio Etcheverry Duhalde
- Humberto Soto Velasco
- Fernando García Muñoz
- Cristián Aninat Salas

Telefónica Chile

On April 23, 2008, the Board of Directors agreed to appoint Mr. Andrés Concha Rodríguez as regular director and Mr. Raúl Morodo Leoncio as deputy director.

Telefónica Asistencia y Seguridad

The Ordinary Shareholders' Meeting held on April 29, 2008, agreed to appoint the following Company directors:

- José Molés Valenzuela
- Fernando García Muñoz
- Juan Antonio Etcheverry Duhalde
- Manuel Plaza Martin
- Cristian Aninat Salas

Dividends Policy

Telefónica Chile

The Ordinary Shareholders' Meeting held on April 14, 2008 agreed to distribute 2007 net income through payment of a final dividend of Ch$5.276058 per share. In accordance with current dividends policy, this dividend, added to interim dividend No. 174, in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, paid on November 21, 2007 equals 100% of net income generated during 2007.

On May 22, 2008 the Board of Directors agreed to pay the capital distribution as of June 13, 2008, which amounts to Ch$41 per share.

Telefónica Larga Distancia

The Ordinary Shareholders' Meeting held on April 11, 2008 agreed to distribute 30% of 2007 net income through payment of a dividend of Ch$105.10171 per share that will be paid on May 15, 2008.

Relevant Industry Aspects

The most relevant event of the first half of the year was the strong development of a new Internet connection service, Mobile Broadband, a product that is offered using 3G technologies by the three current mobile operators: Movistar, Entel and Claro. This product launch has had an impact on customers that value connectivity in movement and has also reached customer segments without access to fixed broadband.

The integrated services offer is increasingly intense, generating a new point of competition between the different sector operators, with their own services or in alliances with third parties. In this manner, in the residential area, almost all fixed services operators already have packet service offers (voice, broadband and TV). A similar situation is profiled in the medium and small industry sector with voice and broadband plan offers, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technologies. In a transversal manner, mobile communications have become massive in the country's social and corporate classes.

At a national level a competition model was maintained that is based on network infrastructure using mainly ADSL, coaxial, fiber optics and wireless technologies (3G, WiMax, PHS).

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	JUNE 2007	JUNE 2008	VARIATION	
			Q	%
Lines in Service at Period End	2,181,717	2,148,055	(33,662)	-1.54%
Normal	633,468	499,114	(134,354)	-21.21%
Plans	1,185,976	1,303,265	117,289	9.89%
Prepayment	362,273	345,676	(16,597)	-4.58%
Broadband	574,464	675,349	100,885	17.56%
DLD Traffic (thousands)	270,881	279,357	8,476	3.13%
Outgoing ILD Traffic (thousands)	35,758	39,821	4,063	11.36%
Dedicated IP (1)	13,921	18,095	4,174	29.98%
Digital Television	171,386	240,801	69,415	40.50%

(1) Does not include Citynet network.

Telefónica Chile and Subsidiaries
Consolidated reasoned analysis

TABLE No.2
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIOD ENDED AS OF JUNE 30, 2008 AND 2007
(Figures in millions of Chilean pesos as of 06.30.2008)

DESCRIPTION	Jan-Jun 2007	Jan-Dec 2007	Jan-Jun 2008	VARIATION (2008/2007) MCh$	%
OPERATING INCOME					
VOICE, FIXED NETWORK AND COMPLEMENTARY	**188,789**	**375,105**	**176,446**	**(12,343)**	**-6.5%**
Telephony (Voice)	**120,818**	**239,249**	**112,717**	**(8,101)**	**-6.7%**
Fixed income	29,152	54,080	20,466	(8,686)	-29.8%
Variable income	27,104	51,495	23,115	(3,989)	-14.7%
Minutes plans (flexibility)	64,562	133,674	69,136	4,574	7.1%
Access Charges and Interconnections	**27,046**	**54,530**	**27,177**	**131**	**0.5%**
Domestic long distance	4,067	7,712	3,162	(905)	-22.3%
International long distance	947	1,796	770	(177)	-18.7%
Other interconnection services	22,032	45,022	23,245	1,213	5.5%
Complementary Services	**40,925**	**81,326**	**36,552**	**(4,373)**	**-10.7%**
Advertising in telephone books	938	3,349	713	(225)	-24.0%
Switchboard and dedicated ISP	1,068	1,581	515	(553)	-51.8%
Telemergencia	4,576	8,385	3,625	(951)	-20.8%
Public telephones	4,677	8,709	3,234	(1,443)	-30.9%
Inside installations	15,580	30,006	12,957	(2,623)	-16.8%
Equipment sales	1,318	4,481	2,449	1,131	85.8%
Connections and other installations	1,145	2,694	1,974	829	72.4%
Value added services	7,595	15,341	7,574	(21)	-0.3%
Other basic telephone services	4,028	6,780	3,511	(517)	-12.8%
BROADBAND	**49,435**	**104,884**	**56,920**	**7,485**	**15.1%**
TELEVISION	**10,975**	**27,406**	**19,331**	**8,356**	**76.1%**
LONG DISTANCE	**30,216**	**60,306**	**27,619**	**(2,597)**	**-8.6%**
Domestic long distance	11,318	21,933	9,606	(1,712)	-15.1%
International service	13,456	27,087	12,944	(512)	-3.8%
Media and circuit rental	5,442	11,286	5,069	(373)	-6.9%
CORPORATE COMMUNICATIONS	**40,819**	**84,888**	**42,344**	**1,525**	**3.7%**
Handsets	5,906	12,580	5,540	(366)	-6.2%
Complementary services	7,082	14,469	7,004	(78)	-1.1%
Data services	15,073	30,228	15,806	733	4.9%
Circuits and others	12,758	27,611	13,994	1,236	9.7%
OTHER BUSINESSES (3)	**1,065**	**2,487**	**1,152**	**87**	**8.2%**
TOTAL OPERATING INCOME	**321,299**	**655,076**	**323,812**	**2,513**	**0.8%**
Payroll	43,900	53,390	43,088	(812)	-1.8%
Depreciation	112,735	210,440	105,318	(7,417)	-6.6%
Other Operating Costs	135,980	172,988	154,585	18,605	13.7%
TOTAL OPERATING COSTS	**292,615**	**436,818**	**302,991**	**10,376**	**3.5%**
OPERATING INCOME	**28,684**	**72,782**	**20,821**	**(7,863)**	**-27.4%**
Financial Income	2,664	5,141	2,941	277	10.4%
Other Non-operating Income	3,116	5,148	2,691	(425)	-13.6%
Income from Investment in Related Companies (4)	943	1,947	958	15	1.6%
Financial Expenses	(8,978)	(19,515)	(13,642)	(4,664)	51.9%
Amortization of Goodwill	(803)	(1,618)	(803)	0	0.0%
Other Non-operating Expenses	(4,886)	(19,956)	(6,846)	(1,960)	40.1%
Price-level Restatement and Foreign Currency Translation	346	1,438	8,728	8,382	2422.5%
NON-OPERATING INCOME	**(7,598)**	**(27,415)**	**(5,973)**	**1,625**	**-21.4%**
INCOME BEFORE INCOME TAXES	**21,086**	**45,367**	**14,848**	**(6,238)**	**-29.6%**
Current and Deferred Income Taxes	(16,075)	(34,277)	(12,031)	4,044	-25.2%
Minority Interest	257	114	184	(73)	-28.4%
NET INCOME (5)	**5,268**	**11,204**	**3,001**	**(2,267)**	**-43.0%**

(1) Due to accounting consolidation does not include Telefónica Larga Distancia.
(2) Includes the income of T-gestiona, Instituto Telefónica and Fundación.
(3) Amortization of the underwater cable is presented in other operating costs.
(4) For comparative analysis purposes, the participation in income of investments in related companies is presented net (net income/losses).
(5) For comparison purposes certain reclassifications of 2007 income have been performed.

3. ANALYSIS OF INCOME FOR THE PERIOD

EVOLUTION OF THE STRUCTURE OF OPERATING INCOME AND COSTS

Operating income

The new income structure has been evolving coherently with the strategy of voice, broadband and television packages, through a flexible offer where the customer creates the combination of services that best accommodates his/her needs. In this manner, the Company has managed to go from a single-service business line to a multi-service business line.

This is evident if we analyze the evolution of income in the period from January to June 2008 in relation to the period from January to June 2007, where we can clearly appreciate that the flexibility and packages of multiple services offered by the Company have allowed it to offset the drop in income from traditional telephone business and achieve an 0.8% increase in comparison to the 2007 period.


Flexibility + packages offset the drop in traditional business +MCh 20.415
321.299
-16,830
+4,574
+7,485
+8,356
-2,597
+1,525
+323,812
Migration to flexible plans + Drop in Traffic
Jan-Jun 2007
T. Tradicional
Planes Flexibles
Banda Ancha
TV
L. Distancia
C. Empresas
Jan-Jun 2008

As we will comment in Operating Income, the increase in income from flexible plans, broadband and television, has reverted the downward tendency of previous years and offset the drop in income from traditional telephone services (fixed and variable charge) and in the long distance business.

The above is reflected in the following graph, where one can see the growth in the contribution of product packages, which is highly coincidental with the Company's new business strategy.

Contribution to Income by Business Area 2007


CORPORATE COMMUNICATIONS
13%
OTHER BUSINESSES
0%
VOICE COMPLEMENTARY
40%
LONG DISTANCE
9%
TELEVISION
3%
BROADBAND
15%
MINUTES PLANS
20%

Contribution to Income by Business Area 2008


CORPORATE COMMUNICATIONS
13%
OTHER BUSINESSES
0%
VOICE COMPLEMENTARY
33%
LONG DISTANCE
9%
TELEVISION
6%
BROADBAND
18%
MINUTES PLANS
21%

Operating Costs

The new structure of services has had a direct effect on the structure of costs. The services included in the "multiservice" offer have two fundamental characteristics. On the one hand they have associated variable costs and commercialization expenses, which are added to the Company's fixed costs and on the other, they are services that due to their nature, in general, generate lower margins Although this has caused an increase in the Company's operating costs, it is expected that in time these will stabilize.

3.1 OPERATING INCOME

As of June 30, 2008, operating income reached Ch$20,821 million, which represents a 27.4% decrease in respect to the same period in 2007.

A. Operating Revenue

Operating revenue for the 2008 period amounted to Ch$ 323,812 million, with a growth of 0.8% in respect to the same period in 2007, where it reached Ch$321,299 million.

The Company's strategy, focused on the change in the business structure, has strengthened the growth of Broadband and Television, which in conjunction with Flexible Plans, has neutralized the decrease in revenues from traditional fixed telephone and long distance businesses.

i. *Revenue from Voice and Complementary Services***:** This revenue shows a 6.7% decrease in respect to the same period in 2007, mainly due to the following:

Telephony (Voice) Service represents 34.8% of consolidated income and shows a 6.7% decrease in respect to the previous period, originated by:
- *Fixed income,* corresponding to the monthly fixed network connection charge, shows a 29.8% drop which is explained mainly by the migration of customers to flexible plans.
- *Variable income*, decreased by 14.7% showing the effect of lower income derived from the downturn in traffic per line and the migration of customers to flexible plans.
- **Flexible plan,** the growth of customers in Flexible Plans, leveraged by migration from traditional telephony and the capture of new customers increased by 7.1% in respect to the previous year.

Access charges and interconnections, represent 8.4% of consolidated income and increased by 0.5%, due mainly to the 5.5% increase, equivalent to Ch$1,213 million in *other interconnection services,* highlighted by the increase in media rental services, information services, unbundling services and fixed-fixed access charges. This effect is partially offset by the 22.3% and 18.7% decrease in income from *domestic and international long distance* access charges.

Complementary services represent 11.3% of consolidated income and show a 10.7% decrease, equivalent to Ch$4,373 million mainly explained by the net effect between:

- The decrease in interior revenue, which is mainly due to the drop in average lines in service, decrease in income from public telephony, advertising in telephone books, security services and switchboard and dedicated ISP.

- The increase in revenue from equipment sales and connections and other installations.

ii. ***Broadband****:* Has shown a sustained growth in the last years reaching Ch$ 56,920 million in the 2008 period, with a 15.1% growth in respect to the same period in 2007 mainly due to the 17.56% increase in the customer base.

iii. ***Television****:* Two years after the launching of TV service, revenues represent 6% of operating income and amount to Ch$19,331. In the same period in 2007, revenue from this service amounted to Ch$ 10,975 million. The growth in the customer base is 40.5% in respect to the previous year.

iv. ***Long distance****:* Revenues from these services decreased by 8.6% in comparison to 2007, due to a 15.1% decrease in income from DLD due mainly to lower average income and a 6.9% decrease in media and circuit rental.

It should be noted that although revenues for the concept of long distance services have decreased, the amount of minutes appraised has increased, which is mainly due to the increase in "Multicarrier Hired" income, which does not necessarily imply a direct correlation between revenue and minutes appraised.

v. ***Corporate communications****:* This business revenue shows a 3.7% increase in respect to the 2007 period, mainly due to a 9.7% increase in income from data circuits and 4.9% in data services.

vi. ***Other businesses****:* This revenue shows an 8.2% increase mainly due to the increase in the income of T-Gestiona in respect to the previous period.

B. *Operating Costs*

Operating costs for the period reached Ch$302,991 million, increasing by 3.5% in relation to the 2007 period. This is mainly explained by: i) costs generated by the new business model for Internet access with Terra, for ADSL customers; ii) the purchase of content for the television business; and iii) a 13.7% increase in other operating costs, explained by the increase in uncollectability due to the increase in customer debt overdue in excess of 120 days and the increase in costs for the concept of media rental.

3.2   NON-OPERATING INCOME

Non-operating Income obtained in the period ended June 30, 2008 shows a deficit of Ch$5,973 million, which implied a 21.4% decrease, in respect to the previous period. The most significant effects are generated by:

a) ***Financial income*** shows a 10.4% increase mainly due to greater volume of funds destined transitorily to financial investments.

b) ***Other non-operating income*** amounted to Ch$ 2,691 million, figure which is lower than the Ch$ 3,116 million reached in 2007. This is mainly because in the 2007 period greater income was obtained from management services.

c) ***Financial expenses*** increased by 51.9% in 2008, associated mainly to nominalization of the Company debt, which changed from dollar/UF to dollar/peso, which implies a higher interest rate assumed for the respective insurance contracts at a nominal rate in Chilean pesos. This is framed within the hedge policy that limits exposure of the debt to the high volatility of the UF and inflation.

d) ***Other non-operating expenses*** amounted to Ch$ 6,846 million, figure that is higher than the Ch$ 4,886 million reached in the 2007 period. This is mainly due to higher restructuring expenses and withdrawal of out of service property, plant and equipment, effect that is partially compensated by lower expenses related to lawsuits and others.

e) ***Price-level restatement*** in the 2008 period shows net income of Ch$ 8,728 million, mainly due to the variations experienced in the CPI, Unidad de Fomento and exchange rate.

3.3   NET INCOME FOR THE PERIOD

Net results as of June 30, 2008 reached net income of Ch$ 3,001 million, whereas in the 2007 period net income was Ch$ 5,268 million. The lower income obtained in 2008 is derived from lower operating income, which decreased by 27.4%, basically due to a 3.5% increase in operating costs, effect that is partially offset by the 21.4% decrease in non-operating deficit and 25.2% less income tax.

3.4   RESULTS BY BUSINESS AREA

1.   **Local Telephone Business:** Recorded net income of Ch$ 3,001 million as of June 30, 2008, in comparison to net income of Ch$ 5,268 million in the 2007 period. This is due to higher operating costs, which increased by 4.19% in relation to the 2007 period, generated by an increase in the cost of goods and services. The latter explained by the concept of allowance for doubtful accounts mainly due to the increased customer overdue debt in excess of 120 days, effect that is partially offset by the 2.11% increase in operating income in relation to the 2007 period. On the other hand, administration and selling expenses increased by 8.69% generated mainly by an increase in payroll and goods and services which increased by 21.26% and 9.34% respectively, effect that is partially offset by lower non-operating deficit, which increased by 28.55%, due to the effect of price-level restatement, a 5.81% improvement in financial income and a 2.33% increase in net income from investment in related companies, effect partially offset by 46.62% higher financial expenses and a 58.85% greater deficit in other non-operating income.

2.   **Corporate Communications Business:** This business contributed net income of Ch$ 4,406 million in the period, a 29% increase in relation to 2007 which shows net income of Ch$ 3,412 million, mainly due to greater operating income due to the 2.46% increase in operating income and the 5.14% decrease in operating costs, effect that is partially offset by the 23.62% increase in administration and selling expenses in comparison to the 2007 period.

3.   **Long Distance Business:** As of June 30, 2008 presented net income of Ch$ 11,228 million, higher than the net income reached in the 2007 period in the amount of Ch$ 10,462 million. This variation is produced mainly by greater operating income, which was influenced by the 0.98% increase in operating income in relation to 2007, and in turn the 1.17% and 4.65% decrease in operating costs and administration and selling expenses, respectively, effect that is partially offset by the 10.76% decrease in non-operating income, which is mainly due to greater losses related to price-level restatement and foreign currency translation.

4.   **Other businesses:** These businesses mainly include the services of Instituto Telefónica, T-Gestiona and Fundación.   As a whole these businesses generated net income of Ch$ 1,152 million, higher than the Ch$1,065 million net income obtained in the 2007 period.

4.   STATEMENTS OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of Chilean pesos as of 06.30.2008)

DESCRIPTION	JAN-JUN 2007	JAN-DEC 2007	JAN-JUN 2008	VARIATION MCh$	%
Cash and cash equivalents at beginning of year	**45,828**	**46,194**	**81,061**	**35,233**	**76.9%**
Cash flows from operating activities	113,523	254,119	89,490	(24,033)	-21.2%
Cash flows from financing activities	(67,130)	(75,152)	(45,080)	22,050	-32.9%
Cash flows from investing activities	(60,068)	(139,185)	(65,073)	(5,005)	8.3%
Effect of inflation on cash and cash equivalents	(1,502)	(4,266)	(3,012)	(1,510)	100.5%
Cash and cash equivalents at end of year	**30,651**	**81,710**	**57,386**	**26,735**	**87.2%**
Net change in cash and cash equivalents for the year					
	(15,177)	**35,515**	**(23,675)**	**8,498**	**N.A.**

The negative variation of Ch$23,675 million in cash and cash equivalents in the cash flows for the 2008 period, compared to the negative variation of Ch$ 15,177 million in the 2007 period, showed an increase mainly related to a deficit in cash flows from operating activities for the present period, which showed a deficit of 21.2% in relation to the same period in 2007 mainly due to the lower depreciation charge to income, higher credit to income due to the effect of price-level restatement and payments made to suppliers.

5. FINANCIAL INDICATORS

TABLE No.4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-JUN 2007	JAN-DEC 2007	JAN-JUN 2008
LIQUIDITY RATIO			
Current Liquidity (Current Assets/Current Liabilities)	1.48	1.06	1.45
Acid Ratio (Most liquid assets /Current Liabilities)	0.20	0.26	0.31
DEBT RATIOS			
Debt Ratio (Demand Liabilities/Shareholders' Equity)	0.83	0.86	0.86
Long-term Debt Ratio (Long-term Liabilities/Demand Liabilities)	0.73	0.57	0.70
Financial Expenses Coverage (Income before Taxes and Interest / Financial expenses)	2.91	3.60	1.87
PROFITABILITY AND NET INCOME PER SHARE RATIO			
Gross Margin (Operating Income/Operating Revenues)	8.57%	14.87%	6.43%
Operating Profitability (Operating Income/Net Property, Plant and Equipment[1])	2.0%	5.29%	1.6%
Net Income Per Share (Net Income / Average number of shares paid each year)	$ 5.1	$11.23	$1.1
Return on Equity (Net Income /Average Shareholders' Equity)	0.54%	1.15%	0.33%
Profitability of Assets (Net Income /Average Assets)	0.30%	0.63%	0.18%
Operating Assets Yield (Operating Income /Average Operating income [2])	2.04%	5.30%	2.24%
Return on Dividends (Dividends paid /Market Price per Share)	10.8%	7.65%	9.24%
ACTIVITY INDICATORS			
Total Assets	MCh$ 1,715,327	MCh$1,738,833	MCh$ 1,660,211
Sale of Assets	-	MCh$ 138	-
Investments in other companies and property, plant & equipment	MCh$ 27,933	MCh$149,064	MCh$ 27,331
Inventory Turnover (times) (Cost of Sales/Average Inventory)	1.45	1.65	1.80
Days in Inventory (Average Inventory /Cost of Sales times 360 days)	248.21	218.41	200.21

(1) **Figures at the beginning of the period, restated**
(2) **Property, plant and equipment are considered operating assets**

The previous table shows the following:

The current liquidity index shows a decrease due to an 11% increase in current liabilities, due to the increase in miscellaneous payables related to exchange insurance contracts signed during the present year, which increased accounts payable by 14.1%, whereas current assets only increased by 5.0%.

The debt ratio shows an increase explained by the 4.5% decrease in shareholders' equity, mainly due to the stock capital decrease and distribution of dividends, activities performed in 2007 and 2008, for the purpose of distributing cash surpluses to the shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal to zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with referential market values, the corresponding provisions have been established when the market value is less than the book value.

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Synthesis of Market Evolution

It is estimated that fixed lines in service reached approximately 3,345 million lines in June 2008, which represents a 1% increase in respect to as of June 2007. Long-distance consumption dropped 8.7% in DLD and 3.2% in ILD accumulated in comparison to the same period the previous year.

The broadband market recorded a 19% increase in respect to the same period in 2007, reaching 1,373 thousand accesses.

Telefónica Chile offers the service of DTH (direct to home) satellite television, which during June 2008 grew 16% in comparison to June 2007 and reaches a quota of 17.8%.

Relative Participation

The following table shows the relative market share of Telefónica Chile as of June 30, 2008:

Business	Market Share	Market Penetration	Telefonica Chile's position in the Market
Fixed Telephony	64%	20.0 lines / 100 inhabitants	1
Domestic long distance	45%	79 minutes / inhabitants per year	1
International long distance	43%	10 minutes / inhabitants per year	1
Corporate communications	42%	Ch$ 209,816 million (*)	1
Broadband	49%	1,373 thousand connections	1
Security Services	17%	271 thousand connections	2
Pay TV	18%	1,356 thousand accesses	2

(*) Corresponds to Corporate Services for December 2007

8.   ANALYSIS OF MARKET RISK

<u>Financial Risk Coverage</u>

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

<u>Financial risk due to foreign currency fluctuations</u>

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results.   The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are cross currency swaps, dollar/UF and dollar/pesos foreign exchange insurance.

As of June 30, 2008, the interest bearing debt in original currency expressed in United States dollars was US$ 777.3 million, including US$ 501.1 million in financial liabilities denominated in dollars and US$ 276.2 million of debt in unidades de fomento. In this manner US$ 501.1 million correspond to debt exposed directly to the variations of the dollar.

Simultaneously, the Company holds cross currency swaps, dollar/peso exchange insurance and assets denominated in dollars that resulted, as of the end of the first half of 2008, in close to 0% exposure to foreign exchange.

<u>Financial risk due to floating interest rate fluctuations</u>

The policy for hedging interest rates seeks the long-term efficiency of financial expenses. This considers fixing interest rates to the extent that these are low and allow floating rates when the levels are high.

As of June 30, 2008 the Company ended with an exposure of 86% local floating interest rate exposure.

Regulatory Framework

1. Tariff System

Request to review the current qualification of local telephone services offered to the public subject to tariff setting

According to Law 18,168 ("General Telecommunications Law"), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

As of January 30, 2008, the Ministry of Transportation and Telecommunications requested that the Antitrust Commission review the qualification of telecommunications services for the 2009 - 2014 period, for which it is considered that the market conditions are not adequate to guarantee a free tariff regime. The Ministry of Transportation and Telecommunications considers that the domestic telecommunications market conditions merit reviewing current qualifications.

On February 7, 2008 the Antitrust Commission published in the Official Gazette the resolution through which the procedure contemplated in article 31 of Decree Law 211/73 began, considering the request for a report from the Ministry of Transportation and Telecommunications about the fixed telephone services regime to be presented. On the basis of that resolution, the Antitrust Commission notified the National Economic Attorney General's Office, hereinafter the FNE ("Fiscalía Nacional Económica"), and the country's telecommunications companies, in order for them to contribute information.

The National Economic Attorney General's Office issued its report to the Antitrust Commission, rejecting tariff freedom, in opposition to what was proposed by the Undersecretary of Telecommunications, sustaining that there is no Fixed – Mobile substitution, and that the freedom increases risks against competition and proposes to reinforce anti-competition measures. Telecommunications companies presented their opinion to the Antitrust Commission, rejecting tariff freedom for Telefónica Chile.

The Antitrust Commission will set the date for public hearings in reference to the request to review the qualification of telecommunication services for the 2009 – 2014 period.

Setting of local telephone service tariffs to the public of Telefónica Chile

The Undersecretary of Telecommunications published the notice of registration of third party participation in the process of setting the tariffs of Telefónica Chile. The deadline for any third party to register is 10 consecutive days starting on the publication date (April 1, 2008).

On May 30, 2008, the Undersecretary of Telecommunications sent to Telefónica Chile the Preliminary Technical Economic Bases. Analyzing what is proposed in those preliminary bases, Telefónica Chile decided to formulate controversies without requiring the formation of and Experts Commission. On June 4, 2008, Telefónica Chile sent its controversies to the Undersecretary.

On June 9, 2008, Subtel dictated Exempt Resolution No. 562 which defines the Final Technical Economic Bases that will govern the tariff process of Telefónica Chile.

Telefónica Chile will begin activities to perform a Tariff Study that will be presented next November 7, 2008.

Tariff setting for mobile telephone companies

On February 15, 2008, the Undersecretary of Telecommunications notified Mobile Companies of the Final Technical–Economic Bases to which they must adhere to carry out the Tariff Study that will set the tariffs and access charges and other interconnection services that will be in force for the 2009 – 2014 period

2. Modification of the Regulatory Framework

2.1. Bill that creates a Panel of Experts.

The object of this project is to create a panel of experts, of a technical nature, integrated by seven professionals who will be in charge of resolving litigations and disagreements between the company and the regulator, for the purpose of reducing judicialization of various regulatory processes in the telecommunications sector.

The project is at the first constitutional stage in the Senate.

2.2. Bill: Network Neutrality.

The project that consecrates neutrality of the network is at the second constitutional process in the Senate. On November 6, 2007 Telefónica Chile submitted the report requested by the Senate's Public Works, Transportation and Telecommunications Commission and subsequently the mentioned commission approved the bill with modifications.

2.3. Public consultations carried out by the Undersecretary of Communications for the purpose of modifying the current regulatory framework

Modification of the concession regime: The purpose of the project submitted for consultation is to modify the Law to adjust to the technological progress reached at a worldwide level which propitiates convergence of networks and services so that network operators and service providers can have a regime without bureaucratic procedures to begin their services, replacing the current regime with a registration system, except when private use of the radio-electric spectrum is required. In addition there is differentiation between network operators and service operators, the separation of local DLD and the DLD multicarrier is eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a "telecommunications service", which enables the application of a series of regulations; sanctions are increased by increasing fines, the deadline for attending to supply requests is reduced from 2 years to 6 months. The Undersecretary of Telecommunications has stated that it will hold a 2nd public consultation on the matter.

Creation of the Superintendency of Telecommunications: The purpose of the project submitted for consultation is to modify the Law by separating competencies related to dictating telecommunications policies from the activities of supervision and preventive punitive control of the operation of the market. The preliminary project is being analyzed by Subtel.

2.4.   Regulation of public voice service over the Internet.

Decree No. 484, published in the Official Gazette on June 14, 2008, approved the mentioned regulation. The regulation will become effective in 6 months. The main provisions establish among other aspects that a concession is required to provide service, obligatory interconnections, a single service zone that encompasses all the national territory, a-geographic numeration and other obligations that future concessionaries must fulfill.

2.5.   Terrestrial Digital Television Standard

To date the technical standard has not been dictated.